EXHIBIT 13

CHITTENDEN CORPORATION 1993 ANNUAL REPORT

TODAY at Chittenden Bank, we have reached a new level of banking sophistication. Through a unique combination of technology and a traditional, strong branch network,Chittenden customers are now accessing financial products and services in a variety of new ways.

From ATM/Debit Cards to automated in-formation services and customized software programs, Chittenden customers have the opportunity and tools to manage their financial affairs without making a trip to the bank. And while technological advancements are an important part of our future, it is the personal service which Chittenden provides that will always be our most basic source of strength. Ultimately, we are connected to our customers through a continued commitment to meeting their many financial needs.

Our mission is a simple yet challenging one: focus on the fundamentals of sound banking. With a strong foundation of three basic elements - accepting deposits, making loans, and providing fee-based services - Chittenden Bank will deliver integrated and valuable banking services to our customers in the most effective and efficient manner possible.

TABLE OF CONTENTS

Financial Highlights                             3

Letter to Stockholders                           4

Our Year in Review                               6

Consolidated Financial Statements               13

Reports of Independent Public Accountants       37


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

Condition and Results of Operations             40

Directors and Officers                          53

Stockholder Information                         55


FINANCIAL HIGHLIGHTS
                                                       Restated
                                             1993        1992
                                         ---------------------------
                                           (dollars in thousands,
FOR THE YEAR                              except per share amounts)


Net interest income                          $50,229     $45,684
Provision for possible loan losses             6,600       7,513
Noninterest income                            24,308      21,073
Noninterest expense                           51,097      49,582
Net income                                    11,022       7,218
Cash dividends declared                        1,243         826
                                           ----------------------
AT YEAR END
Investment securities                       $152,993    $148,457
Net loans                                    831,643     859,448
Deposits                                   1,034,764   1,043,939
Stockholders' equity                          97,711      87,019
Total assets                               1,231,003   1,192,068
Number of stockholders                         3,087       3,259
Number of employees                              744         747
                                           -----------------------
PER SHARE OF COMMON STOCK
Net income                                  $   1.78    $   1.17
Cash dividends declared                         0.20        0.13
Book value                                     15.73       14.04
Weighted average shares outstanding        6,206,848   6,193,944
                                           ------------------------

TO OUR STOCKHOLDERS


THROUGHOUT 1993, we saw further evidence that the great potential of Chittenden Corporationis being realized because of our approach to the business of banking. Our well-established "pattern of progress" continued, as we posted $11 million in earnings for the year while further strengthening our already strong balance sheet.

ESTABLISHING and building a strong foundation is imperative for a banking company. We believe that it would not serve our shareholders well to post higher earnings at the expense of fortifying the balance sheet. We have addressed this responsibility by positioning Chittenden to respond with sureness and agility to whatever economic, regulatory, and competitive turbulence may lie ahead.

ONE of the core philosophies we embrace is the simple, honest recognition that to be successful we must simultaneously be effective and efficient in all our activities for all our constituencies. Although few would deny the importance of these factors, we see some organizations viewing them as trade-offs; for example, being highly efficient in one product while being ineffective in dealing with a certain constituency. This may work for a while, but it is an approach that will not fully satisfy a banking company's many constituencies over time.

AT Chittenden, striving for this comprehensive, balanced approach permeates the organization. By staying focused on the customer we have remained true to the basics, avoiding trendy changes in focus and knee-jerk actions intended to address either efficiency or effectiveness at the expense of the other. This "stability in action" is exhibited by our fair, up-front pricing, superior service, and appropriate technology. As customers increasingly seek value in services, their reliance on Chittenden has grown to our mutual benefit.

At Chittenden our niche is our customer. Therefore, we have moved to expand and extend the ways we approach our market. This means that Chittenden brand products and services are increasingly available by phone, mail, and electronically. In 1993, we made significant, but pragmatic, investments in technology to better serve all our customers. While we are proud of our technological capabilities and capacity, we understand that to many people the local office is The Bank. Accordingly, we are organized to deliver our broad-based banking services to customers through this more traditional outlet. Dedicated and able local bankers are redefining the concept of the community bank. Our approach puts the local bankers in control, free to utilize our considerable centralized support resources on behalf of their customers. This has resulted in Chittenden being a banking institution which truly serves its community - not just in the way we have continued to earn the top CRA rating of "outstanding," but more importantly in actions through which we have exhibited the true spirit of the law.

CHITTENDEN'S people, organization, and technology are complemented by our comprehensive product offering. During the year, we made further progress toward balancing our loan portfolio mix. This was achieved by conducting our residential mortgage activities primarily through the secondary market, and by increasing our small business lending efforts. As the public sought to expand its investment options, we introduced Chittenden Investment Services.
By providing customers value-added counsel and expert execution, we help them reach their financial goals while avoiding high-pressure and high-cost sales tactics. In addition, through the Chittenden Investment Advisory Account, customers with smaller amounts to invest can benefit from the skill of the same team of experts who administer over $1.8 billion in trust assets.

AS the financial marketplace has become more complex, crowded, and competitive, it has become increasingly difficult for consumers to understand what product or service they need and what they are buying. To help the public make better choices, Chittenden has taken a leadership role in educating our community on financial matters. Our popular "Money Minder" radio spots, seminars on topics such as home ownership, and generous grants to the educational community are a few examples of this effort.

MAUREEN McNamara, who retires from the Board of Directors in April 1994, has spent her entire career in education and has been an important link between Chittenden and this constituency. Her presence on the Board through the years and through many changes has helped us maintain a strong sense of continuity. We greatly appreciate her contribution and look forward to her continued involvement as a Director Emerita.

CHITTENDEN has built strong momentum in 1993. In the ever-changing world of banking, we are bolstered by a well-performing loan portfolio, growing fee-based activities, and improving operating efficiency. We look to the future with confidence and enthusiasm, prepared to seize the opportunities before us.

Paul A. Perrault




OUR YEAR IN REVIEW

IN 1993, Chittenden Bank successfully completed the acquisition of VerBanc Financial Corp., the holding company of Bellows Falls Trust Company. This acquisition set the tone for the year by demonstrating that Chittenden has the strength and the expertise to recognize and capitalize on opportunities for growth. Through this acquisition, Chittenden expanded its market and now has a strong presence in southeastern Vermont with five new branch offices and over 7,000 additional individual, commercial, and trust customers, as well as a wholesale mortgage group. Acting as a conduit to the secondary market, the Mortgage Service Center of New England services the needs of independent mortgage brokers, thrifts, and commercial banks. The Mortgage Service Center of New England opens the door to new geographic areas and provides a new distribution method for Chittenden to improve its market penetration in the mortgage business.

FOR Chittenden's Commercial Banking Division, 1993 was marked by continued growth and national recognition. Expansion was particularly evident in the area of small business lending. Based on the overall number of Small Business Administration loans approved in 1993, Chittenden ranked 16th highest nationwide. In addition, Chittenden ranked in the top ten nationally in the SBA "Preferred Lender Program." As one of only three Vermont banks with this SBA designation, the "Preferred Lender Program" provides our customers with an expedited loan approval process. And Chittenden was the only Vermont bank to earn recognition as a "Priority Lender" under the Working Capital Guarantee Program of the Export-Import Bank of the United States. As a "Priority Lender," Chittenden can provide customers with a faster response time from Eximbank for financing programs.

CHITTENDEN continues to be a leader in delivering a broad range of Commercial Services. Several years ago, Chittenden was the first Vermont bank to offer businesses on-line access to their accounts through a service called C.O.I.N. (Chittenden On-Line Information Network). In 1993, Chittenden continued to set the standard for business banking technology by offering services such as Tran$ACT. This time-saving service gives customers direct control of their cash management from a personal computer. The number of Chittenden customers taking advantage of this technology more than doubled in 1993. Chittenden also took steps this year to offer Tran$ACT to the consumer market to provide individuals with the technology to tap into banking services through a home computer. All of our customer on-line services have been consolidated into one control center at our headquarters in Burlington. With this technology in place, we are positioned at the forefront of the competition in providing efficient electronic service to our customers.


THROUGHOUT the year, Chittenden continued to vigorously pursue new opportunities for earnings. Payroll Services, for instance, expanded its roster of services to include customized reporting and a tax filing service. These improvements were developed in response to customer demand, and resulted in a 50% increase of the client base.

CHITTENDEN'S Specialized Industries Group helped finance some major improvements to hospitals and other health care facilities throughout the state. This group also has been instrumental in promoting energy efficiency and conservation practices in Vermont. Working with the state's largest utilities, Chittenden provides attractive financing packages to individuals and businesses for projects that measurably reduce electricity demands.

AS the leading government finance provider in the state, Chittenden's Government Banking Department strengthened the bond with its municipal customers in 1993. Through customer visits and representation at a number of municipal events, the Government Banking Department had the opportunity to meet face-to-face with municipal officials. With this type of interaction, Chittenden continues to enhance our understanding of and response to the special needs of this important customer segment.Chittenden's Trust and Investment Department was administering $1.8 billion in assets at year-end 1993. Flexible investment options, superior service, expert investment management, and prudent growth are the cornerstones of this business. A major software upgrade in the Trust Department's computer system during 1993 resulted in more efficient management of customer assets and provided better service to our trust customers.


ON February 1, 1993, Chittenden Investment Services was launched. This exciting new venture was designed to meet increasing customer demand for diverse investment opportunities and alternatives. The decision to open Chittenden Investment Services was a logical extension of traditional deposit products and trust investment services. As an established, leading money manager in northern New England with considerable experience and expertise in the investment arena, Chittenden can provide comprehensive investment service to all customers under one roof.

CHITTENDEN'S Investment Advisory Account was also introduced in 1993. Based on a personalized risk/needs assessment, a Chittenden Investment Counselor creates a locally managed portfolio to match the specific objectives of each investor. From capital preservation to capital growth, Chittenden's Investment Advisory Account meets the objectives of all types of investors by constructing a portfolio of mutual funds that create an appropriate asset allocation.

AT Chittenden, our continued practice of operating on sound banking principles has resulted in an increased average deposit base even as deposit balances have declined at many other banks. By rewarding core account holders with a special Certificate of Deposit offer, nearly $19 million in deposits were committed to Chittenden Bank for a period of two to five years.

IN an increasingly competitive credit card market, Chittenden Bank worked diligently to stimulate the growth and use of Chittenden credit cards. As a result of carefully planned and executed promotions, along with the lowest credit card rate of any Vermont bank, card utilization and balances increased in 1993.

CHITTENDEN Merchant Services (the processing of merchant credit card receipts) saw dramatic increases in volume during 1993. As a result of investment in new technology and steady sales efforts, net volume was up 38% this year for Merchant Services. The number of transactions increased 44% over 1992 levels. These increases were due to our focus on attracting new Merchant Services customers who have high-volume accounts.

IN 1993, Chittenden Home Mortgage Services dedicated itself to working more closely with our branch network. This teamwork - combined with superior service, low rates, and increased staffing - resulted in record volumes of new and refinancing business. Consequently, fee income on originations increased 15% over 1992 figures. As an extension of its broad array of mortgage products and, in particular, our Energy Rated Home program, Chittenden went a step further to participate in a new Fannie Mae program. This pilot program offers qualifying incentives on mortgage loans to finance improvements made to a home for energy efficiency. This Energy Improvement Mortgage became available in January of 1994.In response to the strong demand for residential mortgage products, Chittenden Home Mortgage and Mortgage Service Center of New England provided over $373 million in home mortgage originations for 1993. With the addition of the Mortgage Service Center and through continued growth, the combined servicing portfolios increased by approximately 20% over 1992 levels.

IN a resounding response to customer demand, Chittenden empowered the branch network to deliver our complete line of products and services to our local customers by increasing sales and administrative support and by upgrading computer systems. In addition, branch managers and consumer lenders have been specially trained to meet the unique credit needs of their individual communities. And with the installation of a new, powerful IBM mainframe computer, along with a state-of-the-art computer and software program to drive our ATM system, Chittenden customers throughout Vermont are benefiting from the improved efficiency provided by this technology.

IN its fifth year of operation, our Customer Information Center Welded its 400,000th phone call in 1993. Customers can open new accounts and access a wide range of account information over the telephone through our customer service representatives. We also continued to see a rapid growth in the use of our 24-hour Automated Information Line, averaging over 15,000 calls per month compared with 3,000 during its first month of operation in 1992. Chittenden ustomers, at their convenience, can access information such as account balances, recent deposits, and the status of cleared checks.

AT Chittenden Bank, we keep a close watch on all of our customers' needs - from adding more customer service representatives at peak hours to installing handicapped-accessible ATM's. In particular, we constantly look at customer activity and traffic volume at our branch offices and ATM's. Using profit-ability and customer demand as criteria, in 1993 we consolidated or closed some offices and ATM's, and invested in other, more profitable locations. Strong customer demand in the Essex area, for instance, prompted the construction of a new, full-service office in that region. From Bennington to Burlington, adding drive-up windows and expanding hours in some branches are just a few examples of Chittenden's ongoing commitment to satisfying our customers' banking needs.

AT Chittenden, we value customer feedback and will continue to seek, evaluate, and respond to customer input through individual department surveys, our "How Do We Rate" surveys, and "Customer Comment Cards." In addition, our community input sessions continue to provide us with firsthand insight into the credit needs of our community. Also, executive management at Chittenden Bank takes an active role in the monitoring of customer needs by reviewing a detailed customer comment report monthly.

CHITTENDEN Bank is proud to have initiated and continued programs which help educate the community on a wide range of pertinent financial topics. In 1993, Chittenden Bank doubled the number of the popular and educational Money Minder radio advertisements - adding topics such as stocks and bonds, debit cards, fixed income investments, and asset-based lending. Also in 1993, our statewide branch network made school visits and offered seminars to educate Vermonters on retirement planning, reverse home equity mortgages, the loan approval process, financial planning for college, basic banking and more. Chittenden employees also served as guest lecturers at several colleges and universities in the state and were active in the Women in Business project which provides training and assistance for female entrepreneurs.

AS we move toward the 21st century, our profitability and our ability to compete depend on seeking new revenue opportunities, developing new products and services, and delivering those services to our customers effectively and efficiently. Adapting to changes in the marketplace, delivering our products and services in a variety of ways, using advanced technology, and remaining connected to our customers are key to the continued success of Chittenden in 1994 and beyond.

CHITTENDEN CORPORATION
CONSOLIDATED BALANCE SHEETS
                                                     December 31,
																																												---------------------------------
                                                                   Restated
                                             1993                    1992
                                                    (in thousands)
ASSETS
Cash and cash equivalents                     $195,111                $129,303
Investment securities held for sale
  (Market value $152,205,000 in 1993)
     (Notes 3 and  6)                          150,743                       -
Investment securities held for investment
   (Market value $2,250,000 in 1993
      $149,453,000  in 1992) (Notes 3 and 6)     2,250                 148,457
Loans (Note 4 )                                850,560                 875,820
Allowance for possible loan losses (Note 4)    (18,917)                (16,372)
                                              ----------------------------------
Net loans                                      831,643                 859,448
                                              ----------------------------------
Mortgage loans held for sale                     1,646                   7,971
Premises and equipment (Note 5)                  6,333                  15,934
Accrued interest receivable                      6,341                   7,304
Other real estate owned                          3,369                   8,107
Excess of cost over fair value of
  net assets acquired                                -                     636
Net deferred tax asset (Note 7)                  9,179                   8,362
Other assets                                     4,388                   6,546
                                             -----------------------------------
TOTAL ASSETS                                $1,231,003              $1,192,068
                                             ===================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
  Demand                                    $  159,323              $  152,833
  Certificates of deposit $100,000 and over     62,640                  62,740
  Savings and other time                       812,801                 828,366
                                             -----------------------------------
    Total deposits                           1,034,764               1,043,939
Short-term borrowings (Notes 3 and 6)           79,078                  37,212
Accrued expenses and other liabilities
  (Notes 7 and 10)                              19,450                  23,898
                                             ----------------------------------
    TOTAL LIABILITIES                        1,133,292               1,105,049
                                             ==================================
Commitments and contingencies  (Notes 5 and 12)

STOCKHOLDERS' EQUITY (Notes 2, 8, 9, and 10):
Preferred stock - $100 par value
  authorized - 200,000 shares
  issued and outstanding - none                      -                       -
Common stock - $1 par value
  authorized - 10,000,000 shares
  issued - 6,460,584 shares in 1993
    and 6,448,760 shares in 1992                 6,461                   6,449
Surplus                                         51,228                  49,918
Retained earnings                               43,056                  34,457
Treasury stock, at cost -
  248,129 shares in 1993
    and 250,644 shares in 1992                  (2,982)                 (3,012)
Valuation allowance for net unrealized
  depreciation of marketable equity
    securities (Note 3)                            (21)                   (733)
Unearned portion of employee restricted stock      (31)                    (60)
                                              -----------------------------------
  TOTAL STOCKHOLDERS' EQUITY                    97,711                  87,019
  TOTAL LIABILITIES                           -----------------------------------
     AND STOCKHOLDERS' EQUITY               $1,231,003              $1,192,068
                                             =====================================

[FN]
The accompanying notes are an integral part of these consolidated financial statements.

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
                                        Years Ended December 31,
                                           Restated    Restated
                                    1993     1992        1991
                                ------------------------------------
                               (in thousands, except per share amounts)
INTEREST INCOME:
  Interest on loans                 $69,979   $75,086    $86,398
Investment securities:
    Mortgage-backed securities        2,101     3,956      3,873
    Taxable                           5,297     4,700      4,650
    Tax-favored                       2,159     2,705      2,697
Short-term investments                  267       537      2,443
                                 --------------------------------
    TOTAL INTEREST INCOME            79,803    86,984    100,061
                                 --------------------------------
INTEREST EXPENSE:
Deposits:
  Savings                            12,207    16,209     17,122
  Time                               15,663    22,702     38,733
    Total interest on deposits       27,870    38,911     55,855

Short-term borrowings                 1,704     2,167      1,847
Long-term debt                            -       222        270
                                  -------------------------------
  TOTAL INTEREST EXPENSE             29,574    41,300     57,972
                                  -------------------------------
Net interest income                  50,229    45,684     42,089
PROVISION FOR POSSIBLE
  LOAN LOSSES (Note 4)                6,600     7,513      8,843
                                  -------------------------------
Net interest income after
  provision for possible
   loan losses                       43,629    38,171     33,246
                                   ------------------------------
NONINTEREST INCOME:
  Trust department income             4,007      4,067     3,702
  Service charges on deposit
    accounts                          4,163      3,897     3,719
  Gains (losses)on investment
				securities, net (Note 3)            130       (235)     (534)
  Mortgage servicing income (Note 4)    997        486     1,145
  Gains on sales of mortgage loans    5,760      4,812     2,314
  Credit card income                  5,654      4,372     4,309
Other                                 3,597      3,674     3,787
    TOTAL NONINTEREST INCOME         24,308     21,073    18,442

NONINTEREST EXPENSE:
  Salaries                           17,049     16,729    16,611
  Employee benefits
    (Notes 9 and 10)                  5,485      4,763     4,395
  Net occupancy expense               5,932      5,823     5,632
  FDIC deposit insurance              2,574      2,276     2,044
  Losses on and write-downs of other
     real estate owned                1,542      2,736       925
  Credit card expense                 3,783      3,003     2,905
  Other (Note 13)                    14,732     14,252    13,335
                                   ------------------------------
    TOTAL NONINTEREST EXPENSE        51,097     49,582    45,847
                                   ------------------------------
Income before income taxes and
 cumulative effect of change in
   accounting principle              16,840      9,662     5,841
Provision for income taxes
  (Note 7)                            5,243      2,444     1,234
                                    -----------------------------
Income before cumulative effect
  of change in accounting principle  11,597      7,218     4,607
Cumulative effect of change
    in accounting principle (Note 1)   (575)         -         -
                                    -----------------------------
NET INCOME                          $11,022     $7,218    $4,607
Earnings per share:
  Income before cumulative effect
   of change in accounting principle  $1.87      $1.17     $0.74
  Cumulative effect of change in
   accounting principle               (0.09)         -         -
                                    ------------------------------
  Net Income                          $1.78      $1.17     $0.74
                                    ==============================
Dividends declared                    $0.20      $0.13     $   -
Weighted average common
  shares outstanding              6,206,848   6,193,94 6,186,600

The accompanying notes are an integral part of these consolidated financial statements.


CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS
OF CHANGES IN STOCKHOLDERS' EQUITY
                                       Years Ended December 31, 1993,
                                     1992 (Restated), and 1991 (Restated)

                                       Preferred    Common                Retained   Treasury
                                       Stock        Stock      Surplus    Earnings   Stock
                                                    (in thousands)
                                      -------------------------------------------------------------
Balance  at December 31, 1990          $   -       	$6,440     $48,405      $24,978   (3,057)
Net income	                                -             -           -        4,607        -
Common stock cash dividends
  declared  (Note 8)                       -             -           -         (69)        -
Shares forfeited under
  restricted stock plan, net (Note 9)      -             -          (4)          -         -
Shares issued under employees'
  stock purchase plan (Note 9)             -             1           8           -         -
Transfers to surplus (Note 8)              -           601        (601)          -         -
Amortization of deferred compensation
  for restricted stock earned (Note 9)     -             -           -           -         -
Issuance of treasury stock                 -             -           -           -        14
Change in valuation allowance
  on marketable equity securities          -             -           -           -         -
                                      ------------------------------------------------------------
Balance at December 31, 1991               -         6,441      49,010      28,915    (3,043)
Net income                                 -             -           -       7,218         -
Common stock cash dividends
  declared ($0.13 per share) (Note 8)      -             -           -        (826)        -
Shares forfeited under
  restricted stock plan, net (Note 9)      -            (1)         (5)          -         -
Shares issued under employees'
  stock purchase plan (Note 9)             -             3          24           -         -
Shares issued under incentive
  stock option plan (Note 9)               -             6          33           -         -
Transfers to surplus (Note 8)              -             -         850        (850)        -
Amortization of deferred compensation
  for restricted stock earned (Note 9      -             -           -           -         -
Issuance of treasury stock                 -             -           6           -        31
Change in valuation allowance
  on marketable equity securities          -             -           -           -         -
                                     ------------------------------------------------------------
Balance at December 31, 1992               -         6,449      49,918      34,457    (3,012)
Net Income                                 -             -           -      11,022         -
Common stock cash dividends
  declared ($0.20 per share) (Note 8)      -             -           -      (1,243)        -
Shares issued under employees'
  stock purchase plan (Note 9)             -             3          38           -         -
Shares issued under incentive
  stock option plan (Note 9)               -             3          30           -         -
Shares issued under executive management
  incentive compensation plan (Note 9)     -             6          57           -         -
Transfers to surplus (Note 8)              -             -       1,180      (1,180)        -
Amortization of deferred compensation
  for restricted stock earned (Note 9)     -             -           -           -         -
Issuance of treasury stock                 -             -           5           -        30
Change in valuation allowance
  on marketable equity securities          -             -           -           -         -
                                     ------------------------------------------------------------
Balance at December 31, 1993            $ -         $6,461     $51,228     $43,056   ($2,982)
                                     =============================================================
                                      Valuation
                                      Allowance
                                      for Net
                                      Unrealized     Unearned
                                      Depreciation   Portion of
                                      Of Marketable  Employee     Total         Number of
                                      Equity         Restricted   Stockholders' Common
                                      Securities     Stock        Equity        Shares
																															----------------------------------------------------------
Balance  at December 31, 1990          ($4,946)      ($180)      $71,640        6,184
Net income                                   -           -         4,607            -
Common stock cash dividends
declared  (Note 8)                           -            -          (69)           -
Shares forfeited under
  restricted stock plan, net (Note 9)        -            -           (4)           -
Shares issued under employees'
  stock purchase plan (Note 9)               -            -            9            3
Transfers to surplus (Note 8)                -            -            -            -
Amortization of deferred compensation
  for restricted stock earned (Note 9)       -           75           75            -
Issuance of treasury stock		 	          					-		        		-       				14		       		 -
Change in valuation allowance
  on marketable equity securities        2,887            -        2,887            -
                                 -------------------------------------------------------
Balance at December 31, 1991            (2,059)        (105)      79,159        6,187
Net income                                   -            -        7,218            -
Common stock cash dividends
  declared ($0.13 per share) (Note 8)        -            -	        (826)           -
Shares forfeited under
  restricted stock plan, net (Note 9)        -            6            -            -
Shares issued under employees'
  stock purchase plan (Note 9)               -            -           27            3
Shares issued under incentive
  stock option plan (Note 9)                 -            -           39            6
Transfers to surplus (Note 8)                -            -            -            -
Amortization of deferred compensation
  for restricted stock earned (Note 9)       -           39           39            -
Issuance of treasury stock                   -            -           37            2
Change in valuation allowance
  on marketable equity securities        1,326            -        1,326            -
                                     ----------------------------------------------------
Balance at December 31, 1992              (733)         (60)      87,019        6,198
Net Income                                   -            -       11,022            -
Common stock cash dividends
  declared ($0.20 per share) (Note 8)        -             -      (1,243)           -
Shares issued under employees'
  stock purchase plan (Note 9)               -             -          41            3
Shares issued under incentive
  stock option plan (Note 9)                 -             -          33            3
Shares issued under executive management
  incentive compensation plan (Note 9)       -             -          63            6
Transfers to surplus (Note 8)                -             -           -            -
Amortization of deferred compensation
  for restricted stock earned (Note 9)       -            29          29            -
Issuance of treasury stock                   -             -          35            2
Change in valuation allowance
  on marketable equity securities          712             -         712            -
																																			----------------------------------------------------
Balance at December 31, 1993              ($21)         ($31)    $97,711        6,212
                                   ====================================================

[FN]
The accompanying notes are an integral part of these consolidated financial statements.


Chittenden Corporation
Consolidated Statements of Cash Flows
                                                Years Ended December 31,
                                                         Restated	Restated
                                                1993       1992     1991
                                                     (in thousands)
                                               ---------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                     $11,022    $7,218    $4,607
Adjustments to reconcile net income to net cash
    provided by operating activities:
	Provision for possible  loan losses               6,600     7,513     8,843
	Depreciation and amortization                     2,071     1,838     1,913
	Amortization of excess of cost over fair value of
	  net assets acquired                               636       502       662
	Prepaid income taxes                             (1,573)   (1,953)     (127)
	Amortization of premiums, fees,
  and discounts, net                               1,035     3,219       647
	Investment securities (gains) losses               (130)      235       534
  Decrease in trading account securities               -         -     2,018
  Net (increase) decrease in loans held for sale  (3,675)    2,996    (2,713)
  Decrease in accrued interest receivable            963       236     1,171
  Decrease in other assets                        11,570     7,557     8,486
  Increase (decrease) in accrued expenses
    and other liabilities                         (4,389)    8,850    (3,793)
                                              ----------------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES        24,130    38,211    22,248
                                              ----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of investment securities    20,308    56,939    36,340
  Proceeds from maturities of investment securities
    and principal payments in mortgage-backed
      securities                                 239,910   243,392   154,395
  Purchase of investment securities             (265,532) (311,680) (215,620)
  Loans originated, net of principal repayments   17,901   (54,137)  (12,738)
  Purchases of premises and equipment             (2,470)   (2,207)     (546)
                                               ---------------------------------
 NET CASH PROVIDED BY (USED IN)
      INVESTING ACTIVITIES                         10,117   (67,693)  (38,169)
                                               ---------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits             (9,175)   22,630    19,852
  Net increase (decrease) in short-term
    borrowings                                    41,866   (49,807)   46,485
  Principal repayments of long-term debt				         (59)	  (2,414)        -
  Proceeds from issuance of common stock             137        66         5
  Dividends paid - common stock                   (1,243)     (826)      (69)
  Proceeds from issuance of treasury stock            35        37        14
                                                --------------------------------
 NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                          31,561   (30,314)   66,287
Net increase (decrease) in cash
  and cash equivalents                            65,808   (59,796)   50,366
Cash and cash equivalents at beginning of year   129,303   189,099   138,733
                                                --------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR        $195,111  $129,303  $189,099
                                                ================================
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
	Interest                                        $29,854   $42,374   $59,396
 Income taxes                                      6,838     5,390     1,552
Noncash transactions:
  Loans transferred to other real estate owned    $3,916    $2,955   $11,486

[FN]
The accompanying notes are an integral part of these consolidated financial statements






CHITTENDEN CORPORATION
Notes to Consolidated Financial Statements

Note 1
Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of
 Chittenden Corporation (the "Company") and its principal subsidiary, Chittenden Trust Company (the "Bank"). All material intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for 1992 and 1991 have been reclassified to conform with 1993 classifications.

INVESTMENTS

Debt securities are designated at the time they are purchased as either held for sale or held for investment, based on management's intentions in light of investment policy, asset/liability management policy, liquidity needs and economic factors. Debt securities held for sale are stated at the lower of aggregate amortized cost or market value. Debt securities held for investment, where management has the intention and ability to hold such securities until maturity, are stated at amortized cost. Unrealized losses on debt securities held for sale are recorded as a valuation allowance against the related securities. Any provision for the valuation allowance is recorded in the accompanying consolidated statements of income. The gain or loss recognized on the sale of a debt security is based upon the adjusted cost of the specific security.

Marketable equity securities are stated at the lower of aggregate cost or market value. Net unrealized losses which are considered temporary in nature, are shown as a reduction of stockholders' equity. Unrealized losses which are considered other than temporary in nature, are recognized in the accompanying consolidated statements of income. The gain or loss recognized on the sale of a marketable equity security is based upon the adjusted cost of the specific security.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, which is effective for fiscal years beginning after December 15, 1993. This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Bank will adopt this statement on January 1, 1994. Upon adoption, the Bank will record an estimated increase in stockholders' equity of $965,000 (net of an estimated income tax effect of $497,000) to reflect the unrealized gain in the available for sale portfolio (classified as held for sale at December 31, 1993) as required under SFAS No. 115.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance for possible loan losses is based on management's estimate of the amount required to reflect the risks in the loan portfolio, based on circum-stances and conditions known or anticipated at each reporting date. There are inherent uncertainties with respect to the final outcome of the Bank's loans and nonperforming loans. Because of these inherent uncertainties, actual losses may differ from the amounts reflected in these consolidated financial state-ments. The inherent uncertainties in the assumptions relative to the projected sales prices or rental rates may result in the ultimate realization of amounts on certain loans that are significantly different from the amounts reflected in these consolidated financial statements. As adjustments become necessary, they are reported in income in the period in which they become known.

Factors considered in evaluating the adequacy of the allowance for possible loan losses include previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms, and estimated fair values of underlying collateral. Losses are charged against the allowance for possible loan losses when management believes that the collectibility of principal is doubtful.

Key elements of the above estimates, including assumptions used in developing independent appraisals, are dependent upon the economic conditions prevailing at the time such estimates are made. Accordingly, uncertainty exists as to the final outcome of certain valuation judgments as a result of economic conditions in the region.

LOAN ORIGINATION AND COMMITMENT FEES

Loan origination and commitment fees, and certain related loan origination costs, are deferred and amortized over the lives of the related loans as yield adjustments using primarily the level-yield method. When loans are sold or paid off, the unamortized fees and costs are recognized in income. Net deferred loan fees amounted to $2,161,000 and $2,431,000 at December 31, 1993 and 1992, respectively.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Gains and losses on sales of mortgage loans are recognized at the time of the sale and are adjusted when the interest rate charged to the borrower and the interest rate paid to the purchaser after considering a normal servicing fee and, in the case of mortgage-backed securities, a fee for the guarantee differ. Such deferred premium on sales of mortgage loans is amortized using a method which approximates the level-yield method over the remaining life of the related loans, adjusted for estimated prepayments.
Actual prepayment experience is reviewed periodically and, when necessary, the deferred premium on sales of mortgage loans is adjusted and the amortization of the deferred premium on sales of mortgage loans is accelerated.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight line method at rates that amortize the original cost of the premises and equipment over estimated useful lives. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. Expenditures for maintenance, repairs, and renewals of minor items are charged to expense as incurred.

OTHER REAL ESTATE OWNED

Collateral acquired through foreclosure and loans accounted for as in-substance foreclosures are recorded at the lower of cost or fair value, less estimated costs to sell, at the time of acquisition or designation as in-substance foreclosure. A valuation allowance is established for the estimated costs to sell and is charged to expense. Subsequent changes in the fair value of other real estate owned are reflected in the valuation allowance and charged or credited to expense. Net operating income or expense related to foreclosed property is included in noninterest expense in the accompanying consolidated statements of income. Because of current market conditions, there are inherent uncertainties in the assumptions with respect to the estimated fair value of other real estate owned. Because of these inherent uncertainties, the amount ultimately realized on other real estate owned may differ from the amounts reflected in the consolidated financial statements.

INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No.109, Accounting for Income Taxes, which recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Company's deferred tax asset is reviewed quarterly and adjustments to such asset are recognized in the provision for income taxes based on management's judgments relating to the realizability of such asset. The cumulative effect of this change in accounting principle as of January 1, 1993, was a charge of $575,000. This charge has been recorded as a cumulative effect of change in accounting principle in the accompanying 1993 consolidated statement of income.

Prior to January 1, 1993, the Company recognized income taxes under the deferred method. Under this method, annual income tax expense was matched with pretax accounting income by providing deferred taxes at current tax rates for timing differences between income reported for accounting purposes and income reported for tax purposes.

EARNINGS PER SHARE

The calculation of earnings per share is based upon the weighted average shares of common stock outstanding and any dilutive effect of options granted under the Company's stock plans, using the treasury stock method.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, amounts due from banks, interest bearing deposits, certain mutual fund investments, and investments with original maturities of less than three months.

TRUST DEPARTMENT

Trust department assets of approximately $1,839 million, $1,458 million, and $1,220 million at December 31, 1993, 1992, and 1991, respectively, held by the Bank in a fiduciary or agency capacity for its customers are not included in the accompanying consolidated balance sheets as they are not assets of the Bank. Trust department income is recorded on the cash basis in accordance with customary bank practices. The amounts recognized under this method are not significantly different from amounts that would be recognized in accordance with generally accepted accounting principles.

Note 2
ACQUISITION

On April 27, 1993, the Company issued 460,845 shares of its common stock for all the outstanding common stock of VerBanc Financial Corp. (VerBanc), a holding company for Bellows Falls Trust Company. The acquisition has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements and per share data have been restated for all periods prior to the acquisition to include the results of operations, financial position, and cash flows of VerBanc.

Separate financial information prior to the restatement is as follows:


                        For the Three months  For the Year       For the Year
                        Ended                 Ended              Ended
                        March 31,	1993        December 31, 1992  December 31, 1991
                        Chittenden	VerBanc    Chittenden	VerBanc Chittenden	VerBanc
                        ----------------------------------------------------------------
                                                     (unaudited)
                                                    (in thousands)
Net interest income     $11,363    $922        $41,987     $3,697    $38,771    $3,318
Provision for possible
 loan losses1,650         1,650       -          7,100        413      8,150       693
Noninterest income        5,020     551         18,980      2,093     17,099     1,343
Noninterest expense      10,823   1,358         44,283      5,299     41,461     4,386
Provision(benefit) for
  income taxes            1,708      39          2,440          4      1,393      (159)
                         ----------------------------------------------------------------
Net income (loss)        $2,202     $76         $7,144        $74     $4,866     ($259)
                         ================================================================

Costs related to the merger of $961,000 were charged to expense during 1993.


Note 3
INVESTMENT SECURITIES

Investment securities at December 31, 1993 and 1992 are as follows:

                                        Book   Unrealized Unrealized Market
                                        Value  Gains      Losses     Value
                                                  (in thousands)
																																								----------------------------------------
1993
U.S. Treasury securities                $54,310  $880      ($183)     $55,007
U.S. government agency obligations       20,211   280          -       20,491
Obligations of states and
  political subdivisions                 25,368     -          -       25,368
Mortgage-backed securities               23,996   468        (35)      24,429
Corporate bonds and notes                28,885   198       (146)      28,937
Marketable equity securities                244     -        (21)         223
                                         ---------------------------------------
                                        153,014 $1,826     $(385)    $154,455
                                                 ===============================
Valuation allowance on marketable equity
 securities                                 (21)
                                       -----------
                                       $152,993
                                        =======

<CAPTION


                                        Book   Unrealized  Unrealized  Market
                                        Value  Gains       Losses      Value
                                       -----------------------------------------
                                                     (in thousands)

1992
U.S. Treasury securities               $27,338  $552        ($16)       $27,874
U.S. government agency obligations      19,059   227        (175)        19,111
Obligations of states and political
  subdivisions                          23,691     -           -         23,691
Mortgage-backed securities              50,127   483         (88)        50,522
Corporate bonds and notes               24,109    52         (39)        24,122
Marketable equity securities             4,581     -        (733)         3,848
Other securities                           285     -           -            285
                                        ----------------------------------------
                                       149,190 $1,314    $(1,051)      $149,453
                                               =================================
Valuation allowance on marketable
 equity securities                        (733)
                                      ----------
                                      $148,457
                                       =======

Investment securities as of December 31, 1993 are classified in the accompanying balance sheet as held for sale, except for certain investments totaling $2,250,000, which are classified as held for investment. Investment securities as of December 31, 1992 are classified as held for investment.

Securities pledged to secure U.S. Treasury borrowings, public deposits, securities sold under agreements to repurchase, and for other purposes required by law, amounted to $84,077,000 and $40,224,000 at December 31, 1993 and 1992, respectively.

The following table shows the maturity distribution of the BOOK VALUE of the Company's investment securities at December 31, 1993, with a comparative total for 1992:

                                            After    After
                                            One But  Five But
                                    Within  Within   Within    After
                                    One     Five     Ten       Ten     No Fixed
                                    Year    Years    Years     Years   Maturity      Total
                                                       (in thousands)
                                    -------------------------------------------------------------
U.S. Treasury securities             $10,016 $40,245   $4,049      $-      $-        $54,310
U.S. government agency obligations         -  14,760    5,451       -       -         20,211
Obligations of states and political
   subdivisions                       23,117   1,070      592     589       -         25,368
Mortgage-backed securities (1)         5,980  14,268    2,844     904       -         23,996
Corporate bonds and notes              3,959  22,097    2,829       -       -         28,885
Marketable equity securities               -       -        -       -     223            223
                                     -------------------------------------------------------------
                                     $43,072 $92,440  $15,765  $1,493    $223       $152,993
                                     =============================================================
Comparative amounts at
  December 31, 1992                  $50,057 $67,364  $26,243    $660  $4,133       $148,457

[FN]
(1) Maturities of mortgage-backed securities are based on mortgage loan prepayment assumptions

The following table shows the maturity distribution of the MARKET VALUE of the Company's investment securities at December 31, 1993, with a comparative total for 1992:

                                            After    After
                                            One But  Five But
                                   Within   Within   Within     After
                                   One      Five     Ten        Ten    No Fixed
                                   Year     Years    Years      Years  Maturity     Total
                                                      (in thousands)
                                  ------------------------------------------------------------
U.S. Treasury securities            $10,095 $40,927  $3,985      $		-   $-          $55,007
U.S. government agency obligations        -  14,902   5,589         -    -           20,491
Obligations of states and political
   subdivisions                       23,117  1,070     592       589    -           25,368
Mortgage-backed securities (1)         6,088 14,526   2,895       920    -           24,429
Corporate bonds and notes              3,966 22,137   2,834         -    -           28,937
Marketable equity securities               -      -       -         -    223            223
                                    --------------------------------------------------------------
                                     $43,266 $93,562 $15,895    $1,509  $223       $154,455
                                    ==============================================================
Comparative amounts
   at December 31, 1992              $50,274 $67,872 $26,514      $660 $4,133      $149,453

[FN]
(1) Maturities of mortgage-backed securities are based on mortgage loan prepayment assumptions


Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of debt securities amounted to $12,913,000, $47,245,000, and $36,340,000 in 1993, 1992, and 1991, respectively. Realized gains on such sales were $84,000, $471,000, and $397,000 in 1993, 1992, and 1991,
respectively. Realized losses on such sales were $71,000, $49,000, and $240,000 in 1993, 1992, and 1991, respectively. In 1993, the Company sold marketable equity securities at a gain of $117,000. The Company sold marketable equity securities at a loss of $557,000 and $76,000 in 1992 and 1991, respectively. In addition, the Company reduced the carrying value of marketable equity securities by $100,000 in 1992 and $615,000 in 1991, to recognize unrealized losses considered to be other than temporary in nature.









Note 4

Loans Major classifications of loans at December 31, 1993 and 1992 are as follows:

                                      1993						1992
                                   ---------------------
                                       (in thousands)
Commercial                            $107,722   $118,532
Real estate:
  Residential                          328,165    347,264
  Commercial                           205,851    190,907
  Construction                          13,747     18,008
                                     ----------------------
    Total real estate                  547,763    556,179
Home equity                             69,849     76,934
Consumer                               125,226    124,175
                                      ----------------------
    Total gross loans                  850,560    875,820
Allowance for possible loan losses     (18,917)   (16,372)
                                      -----------------------
Net loans                             $831,643   $859,448
                                      ========================
Mortgage loans held for sale           $11,646     $7,971
                                      ========================

The Bank's lending activities are conducted almost entirely in Vermont. The Bank makes single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, the Bank makes loans for the construction of residential homes, multi-family and commercial properties, and for land development. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments are generally dependent on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial, and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrowers' geographic areas and the general economy.


Changes in the allowance for possible loan losses for the years ended December 31, 1993, 1992, and 1991 are summarized as follows:

                                      1993     1992      1991
                                   ------------------------------
                                          (in thousands)
Balance at beginning of year         $16,372   $14,373   $13,030
Provision for possible loan losses     6,600     7,513     8,843
Loan recoveries                        1,117       737       984
Loans charged off                     (5,172)   (6,251)   (8,484)
                                     ------------------------------
Balance at end of year               $18,917   $16,372   $14,373
                                     ==============================

The Bank's policy is to discontinue the accrual of interest on loans when scheduled payments become past due in excess of 90 days, and when, in the judgment of management, the ultimate collectibility of principal or interest becomes doubtful. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against interest income in the current period. The principal amount of loans in nonaccrual status was $12,006,000 and $16,478,000 at December 31, 1993 and 1992, respectively. Loans whose terms have been substantially modified in troubled restructurings amounted to $367,000 and $53,000 as of December 31, 1993 and 1992, respectively. There were no outstanding commitments to lend to customers with existing loans whose terms have been substantially modified.

The amount of interest which was not earned but which would have been earned had the nonaccrual and restructured loans performed in accordance with their original terms and conditions was as follows:

                                                   1993     1992     1991
                                                       (in thousands)
                                                 ----------------------------
Income in accordance with original loan terms      $1,418    $1,554    $2,545
Income recognized                                     507       528     1,425
                                                  ------------------------------
Reduction in interest income                         $911    $1,026    $1,120
                                                  ==============================

Directors and executive officers of the Company and their associates are credit customers of the Company in the normal course of business. All loans and commitments included in such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than normal risk of collectibility or present other unfavorable features.

An analysis of loans in 1993 to directors and executive officers of the Company and their associates is as follows:


   Balance at                                              Balance at
			December 31,1992       	Additions      Reductions       December 31, 1993
   ----------------------------------------------------------------------------------------------------
                                       (in thousands)
       $14,971             $4,406         $4,667             $14,710

The deferred premium on sales of mortgage loans included in other assets was $919,000 at December 31, 1992. As a result of an accelerated level of prepayments, the remaining balance was fully amortized in 1993 as a reduction of mortgage servicing income.

The Company's serviced residential loan portfolio, which is not reflected in the consolidated balance sheets, totaled approximately $634,689,000 and $527,042,000 at December 31, 1993 and 1992, respectively. No formal recourse provisions exist in connection with such servicing.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. The new standard requires that impaired loans be measured based on the present value of expected future cash flows discounted at each loan's effective interest rate or, as a practical expedient, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The statement also changes the accounting for in-substance foreclosures and troubled debt restructurings. This statement is applied prospectively with any adjustment reflected in the provision for possible loan losses.

The Company is required to adopt the new standard by January 1, 1995, although early implementation is permitted. Because of the complexities of the new standard and the changing composition of the impaired loan portfolio, management has not yet determined the effect that this change in accounting will have on the Company's consolidated financial statements.

Note 5
PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1993 and 1992 are summarized as follows:

                                                    1993      1992
                                                    (in thousands)
																																														  ----------------------
Land                                               $1,626     $1,626
Buildings and improvements                         17,933     17,783
Furniture and equipment                            12,845     14,528
                                                ----------------------
                                                   32,404     33,937
Accumulated depreciation and amortization         (16,071)   (18,003)
                                                 ---------------------
                                                  $16,333    $15,934
                                                 ======================

Depreciation and amortization expense amounted to $2,071,000, $1,838,000, and $1,913,000 in 1993, 1992, and 1991, respectively.

The Company is obligated under various noncancelable operating leases for premises and equipment expiring in various years through the year 2008. Total lease expense, less income from subleases, amounted to approximately $600,000, $514,000, and $531,000, in 1993, 1992, and 1991, respectively.

Future minimum rental commitments for noncancelable operating leases for premises and equipment with initial or remaining terms of one year or more at December 31, 1993 are as follows:

Year       Amount
- -------------------
 (in thousands)
1994         $537
1995          460
1996          291
1997          284
1998          248
Thereafter    846
- -------------------
           $2,666

Note 6
Short-Term Borrowings
Short-term borrowings at December 31, 1993 and 1992 consist of the following:


                                                                         1993     1992
                                                                           (in thousands)
                                                                         -------------------
Securities sold under agreements to repurchase:
Due through January 10, 1994, weighted average rate of 9.20%              $10,000   $     -
Due through January 10, 1993, weighted average rate of 9.20%                    -    10,000
Due through June 30, 1993, weighted average rate of 3.35%                       -     1,140
U.S. Treasury borrowings, 2.76% in 1993 and 2.61% in 1992, due on demand   69,078    26,072
                                                                           ------------------
                                                                          $79,078   $37,212
                                                                           ===================

Short-term borrowings are collateralized by U.S. Treasury and agency securities, mortgage-backed securities, and residential mortgage loans. These assets had a carrying value and a market value of $84,077,000 and $85,554,000, respectively, at December 31, 1993, and $40,224,000 and $40,515,000,
respectively, at December 31, 1992.

The following is information relating to securities sold under agreements to repurchase:

                                             1993      1992      1991
                                           -----------------------------
                                                  (in thousands)
Average balance outstanding during the year  $10,954   $25,240   $1,264
Average rate during the year                    8.65%     5.18%    5.06%
Maximum amount outstanding at any month-end  $14,140   $43,974   $8,885

The following is information relating to U.S. Treasury borrowings:
                                             1993      1992     1991
                                         ------------------------------
                                                (in thousands)
Average balance outstanding during the year  $25,758   $22,444  $30,145
Average rate during the year                    2.82%     3.41%    5.66%
Maximum amount outstanding at any month-end  $72,325   $70,364  $71,073


Note 7
Income Taxes

As discussed in Note 1, effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The provision for income taxes for the years ended December 31, 1993, 1992, and 1991 consists of the following:

                                 1993      1992        1991
                                -----------------------------
                                      (in thousands)
Current                          $6,816     $4,397     $1,361
Prepaid                          (1,573)    (1,953)      (127)
                                --------------------------------
Provision for income taxes       $5,243     $2,444     $1,234

The following is a reconciliation of the Federal income tax provision, calculated at the statutory rate, to the recorded provision for income taxes:

                                               1993				1992						1991
                                           ------------------------------
                                                  (in thousands)
Computed tax at statutory Federal rate         $5,894   $3,285    $1,986
Increase (decrease) in taxes from:
  Amortization of certain intangible assets       255       98       143
  Tax-exempt interest, net                       (581)    (628)     (807)
  Dividend received deduction                     (33)     (81)     (258)
  Capital loss(benefited through carry forward) not
       available for carryback                    (35)     (98)      209
  Alternative minimum tax credit                    -     (290)     (207)
  Other, net                                     (257)     158       168
                                             ----------------------------------
      Total                                    $5,243   $2,444    $1,234
                                             ==================================
Effective income tax rate                       31.13%   25.30%    21.13%

Prepaid and deferred income taxes arise due to timing differences in the ecognition of revenue and expense for tax and financial statement purposes. The sources of the differences and the approximate tax effect of each, for the years ended December 31, 1993, 1992, and 1991 are as follows:

                                                1993       1992      1991
                                               ------------------------------
                                                      (in thousands)
Provision for possible loan losses              (864)      ($413)   ($93)
Other real estate owned                          (62)       (419)    296
Accelerated tax depreciation                    (127)       (160)     55
Deferred loan origination fees                    44        (233)    (85)
Amortization of excess service fees             (207)       (396)   (152)
Pension and employee benefits                   (289)       (162)   (123)
Restructuring charges                             34        (357)    130
Allowance for uncollected interest                42          81     (15)
Other                                           (144)        106    (140)
                                               ---------------------------------
                                              (1,573)    ($1,953)  ($127)
                                               =================================

The net deferred tax asset was $9,179,000 and $8,362,000 at December 31, 1993 and 1992, respectively. Current income taxes payable included in accrued expenses and other liabilities was $78,000 and $357,000 at December 31, 1993 and 1992, respectively.

The components of the net deferred tax asset at December 31, 1993 are as follows:

                                                    Amount
                                              -------------------
                                                 (in thousands)
Allowance for possible loan losses                   $6,356
Deferred compensation/pension                         1,466
Other real estate owned writedowns                      420
Deferred loan fees                                      735
Accumulated depreciation                               (776)
Accrued liabilities                                     999
Other                                                   (21)
                                                --------------------
                                                     $9,179
                                                 ===================

The State of Vermont assesses a franchise tax for banks in lieu of a bank income tax. The franchise tax is assessed based on deposits and amounted to approximately $468,000, $459,000, and $441,000 in 1993, 1992, and 1991,
respectively. These amounts are included in other noninterest expense in the accompanying consolidated statements of income.

Note 8

STOCKHOLDERS' EQUITY

TREASURY STOCK

Under a Plan approved by the Board of Directors in 1989, the Company is authorized to purchase up to 91,875 additional shares of common stock as of December 31, 1993, through open market purchases and in negotiated transactions.

DIVIDENDS

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other corporate needs. Applicable Federal and state statutes, regulations, and guidelines impose restrictions on the amount of dividends that may be declared by the Bank.

During 1992, the Company declared dividends of $826,000 or $0.13 per share to its stockholders. In 1993, the Company declared dividends of $1,243,000 or $0.20 per share.

SURPLUS

The Bank is required by Vermont statute to transfer a minimum of 10% of net income from retained earnings to surplus on an annual basis. No transfer is equired if net worth as a percent of deposits and other liabilities exceeds 10%.

STOCK SPLIT

On September 24, 1993, the Company distributed a five-for-four stock split. Accordingly, all share information presented in the consolidated financial statements has been restated to reflect this event.

CAPITAL RATIOS

The Company is subject to two regulatory capital requirements: a "leverage" requirement and a "risk-based" requirement. The leverage requirement provides for minimum core capital, consisting primarily of common stockholders' equity, of 3% of total assets for those institutions with the most favorable composite regulatory examination rating. Other institutions are subject to a requirement that adds an additional 1% to 2% of assets to the leverage requirement. The risk-based capital requirement provides for a minimum capital level, based on risk-weighted assets, of 8%. At December 31, 1993, the Company exceeded all regulatory capital requirements.

Note 9
STOCK PLANS
An employees' stock purchase plan, which expired October 1, 1990, provided for the granting of options to purchase up to 250,000 shares of common stock at the higher of the par value or 85% of the fair market value of the common stock at the time the options are exercised. Options granted under the plan are exercisable for a period of five years after grant.

A summary of options transactions related to this plan follows:

                                                   Shares      Average
                                                   Under       Exercise
                                                   Options     Price
                                                ----------------------------
Options outstanding at December 31, 1990           135,871
Expired in 1991                                    (41,724)
Exercised in 1991                                   (1,715)       $5.39
                                                 -----------------------------
Options outstanding at December 31, 1991            92,432
Expired in 1992                                    (24,265)
Exercised in 1992                                   (2,685) 						$9.83
                                                  ----------------------------
Options outstanding at December 31, 1992            65,482
Expired in 1993                                    (26,875)
Exercised in 1993                                   (2,766)      $14.81
                                                   -----------------------------
Options outstanding at December 31, 1993            35,841
                                                   ========

The option price at December 31, 1993, was $15.41.

The Company has a Stock Option Plan, Restricted Stock Plan, and a Stock Incentive Plan for certain key employees and Directors of the Company. Under the Stock Option Plan, certain key employees are eligible, at the recommendation of the Executive Committee, to receive options to purchase a fixed number of shares of common stock at market value on the date the stock option is granted. Pursuant to the Stock Option Plan, 175,000 shares of common stock have been reserved for allocation. At December 31, 1993, 86,469 options to purchase common stock have been awarded at an average price of $9.58 per share. All such options are exercisable.

Under the Restricted Stock Plan, which expired November 20, 1990, certain key employees have been awarded a fixed number of shares of common stock. This common stock may not be resold until the restrictions placed on these shares expire. At December 31, 1993, 16,946 shares of common stock awarded pursuant
to this plan were subject to such restrictions.   The amount of compensation
represented by the issuance of these shares of common stock is being amortized over the remaining vesting period of approximately two years. Net expense related to such awards was $29,000, $39,000 and $75,000 for 1993, 1992, and
1991, respectively.

Under the Stock Incentive Plan, certain key employees and Directors are eligible to receive various types of stock incentives: options to purchase a specified number of shares of stock at a specified price (including incentive stock options and non-qualified stock options); restricted stock which vests after a specified period of time; non-employee Directors' stock options to purchase stock at pre-determined prices over a five-year period; and performance shares which are incorporated into the Company's Executive Management Incentive Compensation Plan and which represent a portion of each bonus awarded pursuant to that plan. A total of 468,750 shares are allocated to the stock incentive plan.

At December 31, 1993, 205,661 shares had been granted under the Stock Incentive Plan in various forms: options to purchase 125,000 shares at a price of $16.00 had been granted. All such options are exercisable; 75,000 stock options were granted to twelve non-employee Directors in 1993. Each Director's grant consists of 6,250 options which will vest on a schedule of 1,250 options per year for five years beginning at the time of grant. The price of the options which vested at the time of grant is $17.10 per share. The prices for options which vest in the four succeeding years are indexed to increase at a rate of 15% per year over the prior year's option price; officers were granted 5,661 performance shares which were distributed in 1993. These awards were earned based on 1992 performance, and the associated expense of $61,000 was accrued in 1992 under the Executive Management Incentive Compensation Plan.

Note 10
EMPLOYEE BENEFITS

PENSION PLAN

The Company has a noncontributory pension plan covering substantially all of its employees. Benefits are based on years of service and the level of compensation during the final years of employment. The funding policy of the Company for the plan is to contribute annually the amount necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA). This contribution is based on an actuarial method that recognizes estimated future salary levels and service.

The funded status of the plan is as follows at December 31, 1993 and 1992:

                                                             1993      1992
                                                          ---------------------
                                                              (in thousands)
Vested benefits                                               $10,902  $8,123
Nonvested benefits                                              1,111     820
                                                           --------------------
Accumulated benefit obligation                                 12,013   8,943
Additional benefits related to future compensation levels       3,120   3,091
                                                            --------------------
Projected benefit obligation                                   15,133  12,034
Fair value of plan assets, invested primarily in
  equity securities and bonds                                  12,714  12,222
                                                             --------------------
Plan assets in excess of (less than) projected
  benefit obligation                                          ($2,419)   $188
                                                             ====================

Amounts resulting from changes in actuarial assumptions used to measure the Company's benefit obligations are not recognized as they occur, but are amortized systematically over subsequent periods. Unrecognized amounts to be amortized and the reconciliation of the plan assets in excess of (less than) the projected benefit obligation to the amounts included in the consolidated balance sheets at December 31, 1993 and 1992 are shown below:

                                                                    1993      1992
                                                                  -----------------
                                                                     (in thousands)
Plan assets in excess of (less than) projected benefit obligation    $(2,419)  $188
Unrecognized net transition asset being amortized over
  participants' period of service                                       (172)  (271)
Prior service cost not yet recognized in net periodic pension cost       445    347
Unrecognized net (gain) loss from past experience different
 from that assumed                                                    1,140   (748)
                                                                    ----------------
Accrued pension cost included in accrued expenses and other
  liabilities		 																																																				$(1,006) $(484)
																																																																		==================

Net pension expense for 1993, 1992, and 1991 includes the following components:

                                                      1993      1992    1991
																																																				---------------------------
                                                         (in thousands)
Service cost - benefits attributable to service
  during the period                                    $681     $666    $687
Interest cost on projected benefit obligation         1,043      898     783
Actual return on plan assets                           (864)    (598) (1,760)
Net amortization and deferral                          (338)    (607)    729
                                                    ---------------------------
Net periodic pension expense                           $522     $359    $439
                                                    ===========================

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% in 1993 and 8.0% in 1992 and 1991. Future compensation levels were estimated using average salary increases of 5.0% for 1993 and 6.0% for 1992 and 1991. The expected long-term rate of return on plan assets was 9.0% in 1993 and 9.5% in 1992 and 1991.

The Bank has supplemental pension arrangements with certain retired employees. The liability related to such arrangements was $925,000 and $864,000 at December 31, 1993 and 1992, respectively. Total supplemental retirement expense was $92,000, $83,000, and $109,000 for 1993, 1992, and 1991,
respectively.

POSTRETIREMENT BENEFITS

In addition to providing pension benefits, the Company provides certain health care benefits to current employees who meet certain age and length of service criteria, and to current retirees. Prior to January 1, 1993, the cost of retiree health care benefits was recognized as expense and funded as claims were paid. Such costs totaled $114,000 and $101,000 in 1992 and 1991, respectively.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This accounting standard requires that the expected cost of postretirement benefits be charged to expense during the years that the employees render service. The Company has elected to amortize the unfunded obligation that was measured as of January 1, 1993, over a period of 20 years. The effect of this change in accounting principle was to increase the expense related to postretirement benefits by approximately $100,000 in 1993.

The following table reconciles the plan's funded status to the accrued postretirement health care liability as reflected in the balance sheet as of December 31, 1993:

                                                     1993
                                               ----------------
                                                (in thousands)
Accumulated postretirement benefit obligation:
Retirees                                               $1,092
Other fully eligible participants                         114
Other active participants                                 522
                                                     ----------
                                                        1,728
Unrecognized actuarial loss                               (92)
Unrecognized transition obligation                     (1,527)
                                                     -----------
Accrued postretirement health care liability           $  109
                                                        =======
Net postretirement health care expense for 1993 included the following components:
Service cost - benefits attributed to service
  during the period                                    $   20
Interest cost on accumulated postretirement
  benefit obligation                                      125
Net amortization and deferral                              80
                                                      -----------
Net postretirement health care expense                    225
                                                        =======

The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation at December 31, 1993, was 7.0%. For measurement purposes, a 14.0% annual rate of increase in the per capita cost of covered health care benefits was assumed.

OTHER BENEFIT PLANS

The Company has an incentive savings and profit sharing plan to provide eligible employees with a means to save and invest a portion of their earnings, supplemented by contributions from the Company. Investment in the Company's common stock is one of four investment options available to employees.

Eligible employees of the Company may contribute, by salary reductions, up to 6% of their compensation as a basic employee contribution and may contribute up to an additional 10% of their compensation as a supplemental employee contribution. The Company makes an incentive savings contribution in an amount equal to 35% of each employee's basic contribution. In 1993, 1992, and 1991, 14,861, 22,320 and 44,943 shares, respectively, of the Company's common stock were purchased through the incentive savings and profit sharing plan; $233,000, $192,000, and $194,000, respectively, were charged to expense for contributions and payments made or to be made under the plan.

The Company may also make an additional matching contribution based on the extent to which the annual corporate profitability goal established by the Board of Directors is met. Expenses related to achievement of profitability goals totaled $225,000, $151,000, and $144,000 in 1993, 1992, and 1991,
respectively.

The Company also has an Executive Management Incentive Compensation Plan. Executives performing at defined levels of responsibility are eligible to participate in the plan. Incentive award payments are determined on the basis of corporate profitability and individual performance, with incentive awards ranging from zero to 60% of annual compensation. These awards are paid over a four-year period, contingent upon meeting profitability goals in subsequent years. Beginning with payouts made in 1993, based on 1992 performance, a portion of each award is paid in cash and a portion is paid in the Company's common stock. Expenses for this plan totaled $407,000, $256,000, and $237,000 in 1993, 1992, and 1991, respectively.

In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits. Statement No. 112 covers all postemployment benefits not already covered by two prior accounting pronouncements. This statement is effective beginning
January 1, 1994, and its implementation is not expected to have a material effect on the Company's consolidated financial statements.

The Company has a Directors' Deferred Compensation Plan. Under the plan, Directors may defer fees and retainers that would otherwise be payable currently. Deferrals may be made to an uninsured interest account or an account recorded in equivalents of the Company's common stock. Expenses for this plan totaled $289,000, $207,000, and $189,000 for 1993, 1992, and 1991
respectively.

Note 11
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates, the Bank is a party to financial instruments with off-balance sheet risk. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.
The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit, is represented by the contractual amount of those instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Commitments to originate loans, unused lines of credit, and unadvanced portions of construction loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments are expected to expire without being drawn upon. Therefore, the amounts presented below do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. These guarantees are issued primarily to support public and private borrowing arrangements, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan f acilities to customers.

Financial instruments whose contractual amounts represent off-balance sheet credit risk at December 31, 1993 and 1992 are as follows:

                                            1993								1992
                                      -----------------------------
                                             (in thousands)
Commitments to originate loans             $22,012      $18,726
Unused lines of credit                     109,902      180,708
Standby letters of credit                   10,753       11,789
Unadvanced portions of construction loans    6,803        5,688
Equity commitments to limited partnerships     912        1,000

Note 12
COMMITMENTS AND CONTINGENCIES

As a nonmember of the Federal Reserve System, the Company is required to maintain certain reserve requirements of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in cash and cash equivalents, was $19,466,000 and $18,286,000 at December 31, 1993 and 1992, respectively.

The Bank has a contract for data processing services that extends to July 1998. Base fees required to be paid during the remaining term of the contract are approximately $11,728,000. Total fees to be paid may be the same as or exceed the base fees depending on additional services rendered and consumer price index changes during the remaining term of the contract.

Various legal claims against the Company arising in the normal course of business were outstanding at December 31, 1993. Management, after reviewing these claims with legal counsel, is of the opinion that the resolution of these claims will not have a material effect on the consolidated financial statements.

One legal claim, Walsh vs. Chittenden Corp., et al, is a class action in which plaintiff is representing himself and other persons who purchased Chittenden common stock from March 29, 1989 through August 15, 1990. Plaintiff named Chittenden and two of its former executive officers in the suit filed on August 9, 1991 in the United States District Court of Vermont. The plaintiff claims violations of Federal securities laws on the grounds that Chittenden allegedly withheld timely disclosure of developments affecting its loan portfolio. Plaintiff's counsel and Chittenden have entered into a settlement agreement which provides, among other things, that a fund of $1.5 million be established to resolve any claims of members of the class, including plaintiff's counsel fees. This settlement agreement is subject to approval of the Court. Taking into consideration certain payments expected from an insurance carrier, Chittenden's contribution to the settlement fund, when paid, will have no material effect on Chittenden's consolidated financial statements.

Note 13
NONINTEREST EXPENSE - OTHER

The components of noninterest expense - other for the years 1993, 1992 and 1991 are as follows:

                                                   1993      1992     1991
                                                  --------------------------
                                                       (in thousands)
Data processing                                     $3,104   $2,846   $2,680
Amortization of the excess of cost over fair
		value of net assets acquired                         636      502      662
Legal and professional                               1,054    1,859    1,242
Other                                                9,938    9,045    8,751
                                                  ------------------------------
                                                   $14,732  $14,252  $13,335
                                                  ==============================

Note 14
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of quarterly financial data for 1993 and 1992 is presented below:

                                                               Three Months Ended
                                               ------------------------------------------------------
                                                 Restated
                                                 March 31       June 30      Sept. 30    Dec 31
                                               -------------------------------------------------------
1993
                                                      (in thousands, except per share amounts)
Total interest income                             $20,124        $19,789      $19,868    $20,022
Total interest expense                              7,839          7,455        7,152      7,128
                                                ---------------------------------------------------
Net interest income                                12,285         12,334       12,716     12,894
Provision for possible loan losses                  1,650          1,650        1,650      1,650
Noninterest income                                  5,571          6,143        6,519      6,075
Noninterest expense                                12,181         13,209       13,252     12,455
                                                -----------------------------------------------------
Income before income taxes and cumulative effect
    of change in accounting principle               4,025          3,618        4,333      4,864
Provision for income taxes                          1,172          1,073        1,470      1,528
                                                 -----------------------------------------------------
Income before cumulative
    in accounting principle                         2,853          2,545	     		2,863	     3,336
Cumulative effect of change
     in accounting principl                          (575)             -            -          -
                                                 ---------------------------------------------------
Net income                                         $2,278         $2,545       $2,863     $3,336
                                                 ===================================================

Earnings per share:
  Income before cumulative effect of change
    in accounting principle                         $0.46          $0.41        $0.46      $0.54
Cumulative effect of change in accounting
    principle                                       (0.09)             -            -          -
                                                  ------------------------------------------------------
Net Income                                          $0.37          $0.41        $0.46      $0.54
                                                  ======================================================
Dividends declared                                  $0.04          $0.05        $0.05      $0.06


                                                               Three Months Ended
																																																-------------------------------------------------------
                                                 March 31         June 30        Sept. 30    Dec. 31
																																																-------------------------------------------------------
1992 (Restated)
                                                          (in thousands, except per share amounts)
Total interest income                            $22,527            $21,776     $21,823      $20,858
Total interest expense                            11,831             10,687      10,137        8,645
                                                 --------------------------------------------------------
Net interest income                               10,696             11,089      11,686       12,213
Provision for possible loan losses                 1,790              2,108       1,800        1,815
Noninterest income                                 4,578              4,981       5,860        5,654
Noninterest expense                               11,658             11,874      12,902       13,148
                                                 ---------------------------------------------------------
Income before income taxes                         1,826              2,088       2,844        2,904
Provision for income taxes                           360                600         669          815
                                                  ----------------------------------------------------------
Net income                                        $1,466             $1,488      $2,175       $2,089
                                                  ==========================================================
Earnings per share                                 $0.24              $0.24       $0.35        $0.34
Dividends declared                                     -               0.04        0.04         0.05

Note 15
FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values for the Company's financial instruments, together with related methods and assumptions, are set forth below.

INVESTMENTS

The carrying amounts for cash and cash equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated valuation risk. The fair value of investment securities, other than obligations of states and political subdivisions, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of obligations of states and political subdivisions is estimated to be equal to book value since most of these notes mature within six months and there is no active market for these instruments. Refer to
Note 3 - Investment Securities for the carrying value and estimated fair value of investments at December 31, 1993 and 1992.

LOANS

Fair values are estimated for portfolios of loans with similar financial and credit characteristics. The loan portfolio was evaluated in the following segments: commercial, residential real estate, commercial real estate, construction, home equity, and other consumer loans. Other consumer loans include installment, credit card, and student loans. Each of these consumer portfolios also was evaluated separately.

The fair value of performing commercial and real estate loans is estimated by discounting cash flows through the estimated maturity using discount rates that reflect the expected maturity and the credit and interest rate risk inherent in such loans. The fair value of nonperforming commercial and real estate loans is estimated using historical net charge-off experience applied to the nonperforming balances. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources.
The fair value of home equity, credit card, and other consumer loans is estimated based on secondary market prices for asset-backed securities with similar characteristics.


The following table presents comparative fair value information for loans:

                                                     December 31,
                                   --------------------------------------------
                                          1993																			1992
                                   Carrying  Calculated   Carrying  Calculated
                                   Amount    Fair Value   Amount    Fair Value
                                   ---------------------------------------------
                                                    (in thousands)
Commercial                         $107,722 $106,361       $118,532  $117,431
Real estate:
    Residential                     328,165  336,633        347,264   353,700
    Commercial                      205,851  203,018        190,907   188,870
    Construction                     13,747   13,520         18,008    17,816
Home equity                          69,849   71,904         76,934    76,316
Consumer                            125,226  127,033        124,175   124,312
                                   ---------------------------------------------
    Total gross loans               850,560  858,469        875,820   878,445
Allowance for possible loan losses  (18,917)       -        (16,372)        -
                                   --------------------------------------------
    Net loans                      $831,643 $858,469       $859,448  $878,445
                                   =============================================

DEPOSITS

Under generally accepted accounting principles, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, savings, and N.O.W. accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 1993 and 1992. The fair value of certificates of deposit and retirement accounts is based on the discounted value of contractual cash flows. The discount rate used is based on the estimated rates currently offered for deposits of similar remaining maturities.

The following table presents comparative fair value information for deposits:

                                                             December 31,
                                        -----------------------------------------------
                                                 1993                          1992
                                        -----------------------------------------------
                                            Carrying  Calculated       Carrying    Calculated
                                            Amount    Fair Value       Amount      Fair Value
                                                          (in thousands)
Demand                                      $159,323  $159,323         $152,833    $152,833
Savings, N.O.W., and money markets           496,692   496,692          483,782     483,782
Certificates of deposit and retirement accounts:
   Maturing in six months or less            216,672   218,393          234,614     238,623
   Maturing between six months and one year   77,084    77,553          114,051     113,591
   Maturing between one and three years       62,295    62,594           53,423      52,806
   Maturing beyond three years                22,698    22,607            5,236       4,409
                                         ----------------------------------------------------
                                          $1,034,764 $1,037,162      $1,043,939  $1,046,044
                                         ====================================================

SHORT-TERM BORROWINGS

The carrying amounts for short-term borrowings approximate fair value because they mature or are callable in ten days or less and do not present unanticipated valuation risk.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The aggregate fair value of these commitments was $105,000 and $100,000 at December 31, 1993 and 1992, respectively.

ASSUMPTIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about specific financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no active observable market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect t he estimates.



Note 16

PARENT COMPANY FINANCIAL STATEMENTS
CHITTENDEN CORPORATION (PARENT COMPANY ONLY)
BALANCE SHEETS

                                                       December 31
                                                   --------------------
                                                              Restated
                                                     1993     1992
                                                   --------------------
                                                      (in thousands)
ASSETS

Cash and cash equivalents                             $1,902   $1,501
Investment securities                                    210      211
Investments in subsidiaries at equity in net assets:
    Bank subsidiary                                   95,161   84,628
    Nonbank subsidiaries                                   -        3
Other assets                                             593      957
                                                     -----------------
    Total assets                                     $97,866  $87,300

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Accrued expenses and other liabilities              $155     $222
    Long-term debt                                         -       59
                                                      -----------------
Total liabilities                                        155      281
                                                      -----------------
STOCKHOLDERS' EQUITY:
    Preferred stock - $100 par value
    authorized - 200,000 shares
    issued and outstanding - none                          -        -
    Common stock - $1 par value
    authorized -10,000,000 shares
    issued - 6,460,584 shares in 1993
     and 6,448,760 shares in 1992                      6,461    6,449
Surplus                                               51,228   49,918
Retained earnings                                     43,056   34,457
Treasury stock at cost - 248,129  shares in 1993 and
    250,644 shares in 1992                            (2,982)  (3,012)
Valuation allowance for net unrealized depreciation
    of marketable equity securities                      (21)    (733)
Unearned portion of employee restricted stock            (31)     (60)
                                                      ------------------
    Total stockholders' equity                        97,711   87,019
                                                      ------------------
    Total liabilities and stockholders' equity       $97,866  $87,300
                                                     ===================



STATEMENTS OF INCOME

                                            Years Ended December 31,
                                         -----------------------------
                                                    Restated   Restated
                                          1993      1992       1991
                                         -----------------------------
                                                (in thousands)
Operating income:
    Dividends from bank subsidiary        $1,679     $2,049      $172
    Dividends from investment securities       -         40       144
    Interest income                            -         39         6
                                          -----------------------------
       Total operating income              1,679      2,128       322

Operating expense:
    Interest on borrowed funds                 -        222       270
    Losses on investment securities           16        281       115
    Other operating expense                  769        759       670
                                           -----------------------------
        Total operating expense              785      1,262     1,055
                                           -----------------------------
Income (loss) before income taxes and
     equity in undistributed income
       of subsidiaries                      894        866      (733)
Income tax benefit                           267        395       232
                                          -------------------------------
Income (loss) before equity in undistributed
     income of subsidiaries                1,161      1,261      (501)
Equity in undistributed income (loss) of :
     Bank subsidiary                       9,861      5,958     5,113
     Nonbank subsidiaries                      -         (1)       (5)
                                          --------------------------------
Net income                               $11,022     $7,218    $4,607
                                          ================================


STATEMENTS OF CASH FLOWS
                                                           Years ended December 31,
                                                    -------------------------------
                                                               Restated   Restated
                                                      1993     1992       1991
                                                    -------------------------------
                                                              (in thousands)
Cash flows from operating activities:
   Net income                                         $11,022   $7,218   $4,607
   Adjustments to reconcile net income to net cash
      provided by operating activities:
     Equity in undistributed (income) loss of subsidiaries:
       Bank subsidiary                                 (9,861)  (5,958)  (5,113)
       Nonbank subsidiaries                                 -        1        5
   Amortization                                            29       78       75
   Investment securities losses                            16      281      115
(Increase) decrease in other assets                       361     (378)   1,333
Increase (decrease) in accrued expenses
  and other liabilities                                   (36)      25       33
                                                      -----------------------------
      Net cash provided by operating activities         1,531    1,267    1,055
                                                      -----------------------------
Cash flows from investing activities:
   Proceeds from sales of investment securities             -    1,719        -
Proceeds from maturities of investment securities           -    1,600        -
Purchase of investment securities                           -   (1,639)       -
                                                       ----------------------------
      Net cash provided by investing activities             -    1,680        -
                                                       ----------------------------
Cash flows from financing activities:
   Principal repayments of long-term debt                 (59)  (2,414)       -
   Net increase in advances to subsidiaries                 -        -      (24)
   Proceeds from issuance of common stock                 137       64        5
   Dividends paid - common stock                       (1,243)    (826)    (126)
   Proceeds from issuance of treasury stock                35       37       14
                                                       ----------------------------
      Net cash used in financing activities            (1,130)  (3,139)    (131)
                                                       ----------------------------
Net increase (decrease) in cash and cash equivalent       401     (192)     924
Cash and cash equivalents at beginning of year          1,501    1,693      769
                                                       ----------------------------
Cash and cash equivalents at end of year               $1,902   $1,501   $1,693
                                                        ===========================
Supplemental disclosure of cash flow information:
    Cash paid during the year for interest              $   -     $242     $270




REPORT OF INDEPENDENT PUBLIC  ACCOUNTANTS

To the Board of Directors and Stockholders of Chittenden Corporation

We have audited the accompanying consolidated balance sheet of Chittenden Corporation and subsidiaries as of December 31, 1993, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements . An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chittenden Corporation and subsidiaries as of December 31, 1993, and results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

As explained in Notes 1 and 10 to the consolidated financial statements, effective

January 1, 1993, the Company adopted prospectively two new account principles promulgated by the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and Statement of Financial Accounting Standards No. 106, Employers' Accounting for
Postretirement Benefits Other Than Pension.





ARTHUR ANDERSEN & CO.

Boston, Massachusetts
January 18, 1994



THE BOARD OF DIRECTORS AND STOCKHOLDERS

CHITTENDEN CORPORATION:

We have audited the accompanying consolidated balance sheet of Chittenden Corporation and subsidiaries as of December 31, 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1992 and 1991. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chittenden Corporation and subsidiaries as of December 31, 1992, and the results of their operations and their cash flows for the years ended December 31, 1992 and 1991 in conformity with generally accepted accounting principles.

We previously audited and reported on the consolidated balance sheet of Chittenden Corporation and subsidiaries as of December 31, 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1992 and 1991, prior to their restatement for the 1993 pooling of interests. The contribution of VerBanc Financial Corp. and subsidiaries to total assets, total stockholders' equity and net income represented 6.0%, 5.7% and 1.0% of the respective restated totals for 1992. Separate consolidated financial statements of VerBanc Financial Corp. and subsidiaries included in the 1992 restated consolidated balance sheet and the 1992 and 1991 restated consolidated statements of income and cash flows were audited and reported on separately by other auditors. We also audited the combination of the accompanying consolidated balance sheet as of December 31, 1992 and the consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1992 and 1991, after restatement for the 1993 pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in Note 2 of the consolidated financial statements.



KPMG Peat Marwick

Boston, Massachusetts
January 18, 1994

FIVE YEAR CONSOLIDATED FINANCIAL SUMMARY

                                                                Years Ended December 31,
                                                   --------------------------------------------------
                                                     1993     1992      1991          1990       1989
                                                   ---------------------------------------------------
                                                            (in thousands, except share amounts)
Statements of income:
 Interest income                                    $79,803     $86,984   $100,061     $106,182   $109,971
 Interest expense                                    29,574      41,300     57,972       63,410     64,004
                                                    ------------------------------------------------------
 Net interest income                                 50,229      45,684     42,089       42,772     45,967
 Provision for possible loan losses                   6,600       7,513      8,843       12,189     10,830
                                                    -------------------------------------------------------
 Net interest income after provision for possible
   loan losses                                       43,629      38,171     33,246       30,583     35,137
   Noninterest income                                24,308      21,073     18,442       16,529     17,424
 Noninterest expense                                 51,097      49,582     45,847       50,378     46,601
                                                    -------------------------------------------------------
 Income (loss) before provision (benefit) for
   income taxes                                      16,840       9,662      5,841       (3,266)     5,960
 Provision (benefit) for income taxes                 5,243       2,444      1,234       (2,219)     1,006
                                                    --------------------------------------------------------
 Income (loss) before cumulative effect of change in
   accounting principle                              11,597       7,218      4,607       (1,047)     4,954
 Cumulative effect of change in accounting principle   (575)          -          -	           -          -
                                                     --------------------------------------------------------
 Net income (loss)                                   11,022       7,218      4,607       (1,047)     4,954
 Preferred stock dividends                                -           -          -            -         15
                                                     ---------------------------------------------------------
 Net income (loss) applicable to common stock       $11,022      $7,218      $4,607     ($1,047)     $4,939
                                                     ==========================================================
Total assets at year-end                         $1,231,003  $1,192,068  $1,204,949  $1,136,988  $1,098,734
Long-term debt at year-end                                -          59       2,473       2,473       7,732

BALANCE SHEETS
- - AVERAGE DAILY BALANCES:
  Total assets				          																					$1,172,809  $1,171,060  $1,115,744  $1,094,984  $1,096,016
  Loans, net of allowance                           852,958     844,126     828,433     847,440     851,059
  Investment securities and interest-bearing
     cash equivalents                               220,927     227,428     191,244     147,353     148,142
  Total deposits                                  1,030,839   1,021,827     992,017     959,297     952,431
  Long-term debt                                          7       2,034       2,473       6,368       9,992
  Total stockholders' equity                         92,813      83,520      74,476      74,338      78,621
PER COMMON SHARE:
   Net income (loss)                                  $1.78       $1.17       $0.74      ($0.17)      $0.79
  Cash dividends declared                              0.20        0.13           -        0.29        0.54
  Book value                                          15.73       14.04       12.79       11.59       12.24
  Weighted average common shares outstanding      6,206,848   6,193,944   6,186,600   6,192,416   6,258,399
SELECTED FINANCIAL PERCENTAGES:
  Return on average total assets (1)                   0.94%       0.62%       0.41%      (0.10%)      0.45%
  Return on average common stockholders' equity (1)   11.88        8.64        6.19       (1.41)       6.28
  Interest rate spread                                 4.20        3.78        3.41        3.53        3.72
  Net yield on earning assets                          4.68        4.35        4.22        4.44        4.74
  Net charge-offs as a percent of average loans        0.47        0.64        0.89        1.44        0.53
  Nonperforming asset ratio (2)                        1.84        2.79        3.75        3.42        3.70
  Allowance for possible loan losses as a percent
     of year-end loans                                 2.22        1.87        1.73        1.56        1.52
  Year-end leverage capital ratio                      8.13        7.30        6.86         N/A         N/A
  Year-end primary capital ratio                        N/A         N/A         N/A        7.36%       8.03%
RISK-BASED CAPITAL RATIO:
  Tier 1                                              11.05        9.64        8.53        7.88         N/A
  Total                                               12.41       10.95       10.04        9.36         N/A
  Average stockholders' equity to average assets       7.91        7.13        6.68        6.79        7.17
  Common stock dividend payout ratio (3)              11.28       11.44           -         N/A       68.98

[FN]
(1) Income used in the calculation is net income (loss) applicable to common stock
(2) The sum of nonperforming assets (nonaccrual loans, restructured loans, and other real estate owned) divided by the sum of total loans and other real estate owned
(3) Common stock cash dividends declared divided by net income applicable to common stock






Management's Discussion and Analysis of Financial Condition and Results of Operations For the Years Ended December 31, 1993, 1992, and 1991

Overview

The following discussion and analysis of financial condition and results of operations of Chittenden Corporation ("Chittenden" or the "Company") and its principal subsidiary, Chittenden Trust Company (the "Bank"), should be read in conjunction with the consolidated financial statements and notes thereto and selected statistical information appearing in this annual report.

On April 27, 1993, Chittenden acquired VerBanc Financial Corp., the holding company for Bellows Falls Trust. At December 31, 1992, VerBanc had
$72.6 million in assets, $67.0 million in deposits, and $5.0 million in stockholders' equity. These amounts were not materially different at the date of the merger. The Company issued 460,845 shares of its common stock in exchange for all the outstanding common stock of VerBanc. The transaction is being accounted for as a pooling-of-interests and, accordingly, all historical financial data presented in these financial statements has been restated to reflect this accounting method. VerBanc operated five banking offices, a wholesale mortgage unit, and a trust unit located in southeastern Vermont in markets contiguous to Chittenden's. The products, mix of assets and liabilities, and nature of noninterest income and expense for VerBanc were similar to Chittenden's. Therefore, the impact of the restatement on relevant rends, ratios, and relationships is not material.

On September 24, 1993, the Company distributed a five-for-four stock split. Accordingly, all share information presented in this annual report has been restated to reflect this event.

Chittenden reported net income of $11.0 million for 1993, up $3.8 million or 53% from $7.2 million in earnings for 1992. In 1991, the Company reported net income of $4.6 million. Total assets at December 31, 1993 were $1.2 billion, unchanged from the $1.2 billion at year-end 1992. The return on average assets was 0.94% for 1993, up from 0.62% in 1992 and 0.41% in 1991. The return on average stockholders equity was 11.88% for 1993, compared with 8.64% for 1992 and 6.19% for 1991.

Although there was little change in total assets during 1993, earnings improved due to several factors. Net interest income increased $4.5 million as interest earned on assets declined less than interest paid on deposits. The provision for possible loan losses was $6.6 million for 1993, down $913,000 from 1992. Revenues from noninterest sources improved by $3.2 million to $24.3 million, led by a $1.3 million increase in revenue related to credit card activities. Noninterest expense increased by $1.5 million, to $51.1 million, in 1993. The increase was mitigated by a reduction of $1.2 million in other real estate owned expenses. The remaining noninterest expenses were up 5.8% over 1992, with expenses directly related to the generation of credit card revenues leading the increases. Also impacting this increase were one-time expenses related to the acquisition. The 1993 income tax provision of $5.2 million exceeded the 1992 provision by $2.8 million. The cumulative effect of a change in accounting principle adopted effective January 1, 1993 amounted to a $575,000 additional charge against earnings not included in the tax provision discussed above.

The overall improvement from 1991 to 1992 resulted from improvement in several elements of earnings: net interest income improved as spreads widened; the provision for possible loan losses was $1.3 million lower than in 1991; and noninterest income improved by $2.6 million resulting from higher levels of activity, particularly related to residential mortgage financing. Noninterest expenses were up by $3.7 million, almost half of this increase resulting from higher other real estate owned expenses primarily due to property write-downs.

FINANCIAL CONDITION

LOANS

Chittenden's loan portfolio decreased by 3% during 1993, to end the year at $850.6 million. The proportion of commercial-related loans continues to increase relative to consumer types. This gradual change in mix is being accomplished through continued focus on commercial lending simultaneous with secondary market sales of originated residential mortgage loans. This approach is consistent with the Company's strategic plan.

The classification of the Company's loan portfolio is based on underlying collateral. At December 31, 1993, commercial loans secured by non-real estate business assets totaled $107.7 million, down $10.8 million from the $118.5 million posted at year-end 1992. The decrease in this category reflects several factors including the generally flat economy, customers' reducing their overall debt positions, and some customers' taking advantage of the favorable stock market to issue equity to retire debt. Further, Chittenden's strategic decision to focus more aggressively on the small business market has resulted in a higher proportion of commercial loans advanced for business purposes being secured by equity in real estate collateral. These loans are classified on the consolidated financial statements as residential or commercial real estate loans, depending on the collateral type.

Commercial real estate loans stood at $205.9 million at year-end 1993, up 8% from December 1992. About $84.4 million of the loans in this category are for owner-occupied properties. These loans are underwritten with primary emphasis on the cash flow of the business and secondary emphasis on the collateral value. The increase in this category reflects increased loan demand in the Company's marketplace and the focus noted previously, especially by the Company's branch bankers, on developing small business relationships.

Construction loans amounted to $13.7 million at December 31, 1993, down from $18.0 million the year before. Financing for custom-built residential construction accounts for 45% of this total; the remainder is for various t ypes of commercial construction.

Residential real estate loans stood at $328.2 million at year-end 1993, down from $347.3 million on December 31, 1992. This decrease reflects the impact of continued strong refinancing activity in 1993. Mortgages totaling $373.1 million were originated during 1993, and $341.7 million was sold in the secondary market. This compares with $365.7 million in originations and $297.2 million in sales during 1992. The Company underwrites substantially all of its residential mortgages to secondary market standards. During 1993, the Company continued to follow its policy of selling substantially all of its residential mortgage production.

The portfolio of residential mortgages serviced for investors continued to grow, totaling $635.0 million at December 31,1993, up 20% from the $527.0 million a year ago. All of the loans serviced were originated by the Company. These assets are owned by investors other than Chittenden and therefore are not included in the consolidated balance sheets of the Company.

The home equity portfolio totaled $69.8 million at December 31, 1993, down from $76.9 million the previous year. The decline was attributed primarily to customers consolidating their borrowings when they refinanced mortgages.

Consumer loans increased for the second consecutive year, reaching $125.2 million at year-end 1993, up from $124.2 million at December 31, 1992. The increase reflects higher levels of all types of consumer credit including indirect installment lending through auto dealers, direct installment, credit card, and student loans.

Congressionally-mandated changes regarding the government-guaranteed student loan program may result in changes in the way the Company meets educational credit demands in the future. Management does not expect this to have a material impact on the Company's results because of the relatively small size of this element of the portfolio. Student loans outstanding at December 31, 1993 totaled $18.3 million.

The Company's lending activities are conducted in a market area focused in Vermont with limited activity related to contiguous trading areas in Quebec, New York, New Hampshire, and Massachusetts. In addition to the portfolio diversification described above, the loans are widely diversified by borrowers and industry groups.


The following table shows the composition of the loan portfolio for the five years ended December 31, 1993:

                                           December 31,
                       ---------------------------------------------------
                        1993       1992       1991      1990      1989
                       ----------------------------------------------------
                                          (in thousands)
Commercial              $107,722   $118,532   $94,336   $99,021    $113,925
Real estate:
  Residentia             328,165    347,264   340,069   333,213     347,915
  Commercial             205,851    190,907   160,824   154,335     140,418
  Construction            13,747     18,008    32,471    39,384      66,256
  Home equity             69,849     76,934    81,891    78,675      57,966
  Consumer               125,226    124,175   121,029   132,146     141,583
                        -------------------------------------------------------
  Total gross loans      850,560    875,820   830,620   836,774     868,063
Allowance for possible
  loan losses            (18,917)   (16,372)  (14,373)  (13,030)    (13,201)
                        --------------------------------------------------------
Net loans               $831,643   $859,448  $816,247  $823,744    $854,862
                        ========================================================
Mortgage Loans
		Held for Sale          $11,646     $7,971   $10,967    $8,254      $1,896

NONPERFORMING ASSETS

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Management classifies loans, except consumer and residential loans, as nonaccrual loans when they become 90 days past due as to principal or interest, unless they are adequately secured and are in the process of collection. In addition, loans which have not met this delinquency test may be placed on nonaccrual at management's discretion. Consumer and residential loans are included when management considers it to be appropriate. Generally, a loan remains on nonaccrual status until the factors which indicated doubtful collectibility no longer exist or the loan is determined to be uncollectible and is charged off against the allowance for possible loan losses.

A loan is classified as a restructured loan when the interest rate is reduced and/or other terms are modified because of the inability of the borrower to service debt at current market rates and terms.


The following table shows the composition of nonperforming assets and loans past due 90 days or more and still accruing for the five years ended December 31, 1993:

                                                     December 31,
                                    ----------------------------------------------
                                     1993      1992     1991      1990     1989
                                    ----------------------------------------------
                                                   (in thousands)
Loans on nonaccrual                  $12,006   $16,478  $19,740   $22,504  $31,242
Loans not included above which
 are troubled debt restructurings        367        53      353        29      165
Other real estate owned                3,369     8,107   11,447     6,338      782
                                     ----------------------------------------------
Total nonperforming assets           $15,742   $24,638  $31,540   $28,871  $32,189
                                     ==============================================
Loans past due 90 days or more
 and still accruing                   $1,453    $2,340  $4,146     $4,222   $4,715

Percentage of nonperforming assets to
 total loans and other real
  estate owned                          1.84%     2.79%   3.75%      3.42%    3.70%
Nonperforming assets to total assets    1.28      2.07    2.62       2.54     2.93
Allowance for possible loan losses to
 nonperforming loans                  152.89     99.04   71.53      57.83    42.03


Total nonperforming assets stood at $15.7 million, or 1.28% of total assets, at year-end 1993, down $8.9 million from the $24.6 million, or 2.07% of total assets at the previous year-end. Nonaccrual loans stood at $12.0 million at December 31, 1993, down from $16.5 million the year before. These reductions continue the strong trend of improving asset quality. The nonaccrual loans consist of more than 220 loans, the largest of which amounted to $1.8 million at year-end 1993. These loans were diversified across a range of industries, sectors, and geography. At year-end 1993, 48% were current as to principal and interest, compared with 61% a year ago.

Other real estate owned ("OREO") includes in-substance foreclosures and real estate formally acquired through foreclosures. OREO totaled $3.4 million at year-end 1993; $1.9 million of this amount were in-substance foreclosure. This compares with $8.1 million and $2.2 million, respectively, for 1992. During 1993, $2.2 million was added to the OREO balance. The balance was reduced by $6.9 million, of which $1.4 million represented write-downs in the carrying values of properties and $5.5 million represented proceeds from sales.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. The Company is required to adopt the new standard by January 1, 1995. Because of the complexities of the new standard and the changing nature of the impaired loan portfolio, management has not yet determined the effect that this change in accounting will have on the Company's financial statements.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The following table summarizes the activity in the Company's allowance for possible loan losses for the five years ended December 31, 1993:

                                                                  Years Ended December 31,
                                                      -----------------------------------------------------
                                                         1993      1992        1991      1990       1989
                                                      -----------------------------------------------------
                                                                         (in thousands)
Balance of allowance for possible loan losses
   at beginning of year																																		$16,372   $14,373   $13,030   $13,201   $6,964
Provision charged to expense                               6,600     7,513     8,843    12,189   10,830
                                                       -----------------------------------------------------
Balance of allowance for  possible loan losses
   after provision                                        22,972    21,886    21,873    25,390   17,794
                                                       -----------------------------------------------------
Loans charged off:
   Commercial                                              2,001     1,725       788       962    1,798
Real estate:
  Residential                                                927       738       432       669       78
  Commercial                                                 759     1,968     2,338     1,438      378
  Construction                                                	-        87     2,848     8,034    1,927
  Home equity                                                209       272       115        60        -
  Consumer                                                 1,276     1,461     1,963     2,020    1,657
                                                        ------------------------------------------------------
    Total loans charged off                                5,172     6,251     8,484    13,183    5,838
																																																								---------------------------------------------------------
Recoveries of loans previously charged off:
  Commercial                                                 232       327       435       260       752
Real estate:
  Residential                                                201        74       111        11         7
  Commercial                                                 216        11         4        46        27
  Consumer                                                   468       325       434       506       459
                                                         -------------------------------------------------------
    Total recoveries                                       1,117       737       984       823     1,245
                                                         -------------------------------------------------------
Net loans charged off                                      4,055     5,514     7,500    12,360     4,593
                                                         --------------------------------------------------------
Balance of allowance for possible loan
    losses at end of year                                $18,917   $16,372   $14,373   $13,030   $13,201
                                                          ========================================================
Amount of loans outstanding at end of year		   									$850,560		$875,820	 $830,620		$836,774		$868,063
Average amount of loans outstanding                      870,603   859,654   842,583   857,247   859,842
Ratio of net charge-offs during year to average loans
  outstanding                                               0.47%     0.64%     0.89%     1.44%     0.53%
Allowance as a percent of loans outstanding
    at end of year                                          2.22      1.87      1.73      1.56      1.52

At December 31, 1993, the allowance for possible loan losses was $18.9 million, or 2.22% of total loans. This represents an increase of $2.5 million from the $16.4 million or 1.87% of loans, posted one year ago. The coverage ratio, or allowance for possible loan losses to nonperforming loans, also has improved from 99% at year-end 1992 to 153% at the end of 1993.
The provision for possible loan losses totaled $6.6 million in 1993, down from $7.5 million in 1992, and $8.8 million in 1991. The provision was reduced due to, among other things, the reduction in the level of losses experienced in the loan portfolio and the decline in nonperforming loans.

The allowance for possible loan losses is based on management's estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. In addition to evaluating the collectability of specific loans, when determining the adequacy of the allowance for possible loan losses, management also takes into consideration other factors such as changes in the mix and volume of the loan portfolio, historic loss experience, the amount of delinquencies and loans adversely classified, and economic trends. The adequacy of the allowance for possible loan losses is accessed by an allocation process whereby specific loss allocations are made against adversely classified loans, and general loss allocations are made against segments of the loan portfolio which have similar attributes. As previously mentioned, the Company increased the proportion of commercial lending during 1993 as part of its overall corporate strategy. This portfolio shift and the continued uncertainties concerning the pace of improvement in the local and regional economy also were considered by management in determining the adequacy of the allowance for possible loan losses.

The following table summarizes the allocation of the allowance for possible loan losses for the five years ended December 31, 1993:


                                             December 31,
                              ---------------------------------------------
                                       1993                  1992
                              ----------------------------------------------
                               Amount       Loan      Amount        Loan
                               Allocated Distribution Allocated  Distribution
                              -----------------------------------------------
                                             (in thousands)
Commercial                    $2,146      13%          $2,588     13%
Real estate:
  Residential                    785      38              999     40
  Commercial                   5,681      24            5,053     22
  Construction                   419       2              620      2
Home equity                      349       8              377      9
Consumer                       2,126      15            1,886     14
Other                          7,411       -            4,849      -
                              -----------------------------------------------
                             $18,917     100%         $16,372    100%
                             ================================================

                                                  December 31,
                       ------------------------------------------------------------------------
                              1991                    1990                    1989
                       ------------------------------------------------------------------------
                       Amount       Loan       Amount       Loan       Amount      Loan
                       Allocated Distribution  Allocated Distribution  Allocated Distribution
                       --------------------------------------------------------------------------
                                                  (in thousands)
Commercial             $3,469       11%        $2,431         12%        $3,081      13%
Real estate:
  Residential             587       41            783         40            754      40
  Commercial            4,035       19          3,224         18          2,363      16
  Construction          3,007        4          4,529          5          5,520       8
Home equity               200       10            193          9             57       7
Consumer                1,928       15          1,764         16          1,414      16
Other                   1,147        -            106          -             12       -
                       --------------------------------------------------------------------------
                      $14,373      100%       $13,030        100%       $13,201     100%

Notwithstanding the foregoing analytical allocations, the entire allowance for possible loan losses is available to absorb charge-offs in any category of loans. (See "Provision for Possible Loan Losses")

INVESTMENT SECURITIES

The investment portfolio is used to meet liquidity demands, mitigate interest rate sensitivity, and generate interest income. As the deposit growth of the past three years has exceeded on-balance sheet loan demand, the investment portfolio has increased. However, accelerating loan growth could create liquidity demands which could be met by the sale of investments. Additionally, the Company is required to adopt Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, on January 1, 1994. Considering these factors, virtually all of the investment portfolio was classified as "held for sale" at December 31, 1993. The remainder of the portfolio was classified as "held for investment." At December 31, 1993, the total of these categories was $153.0 million, up from $148.5 million posted the previous year. This entire portfolio was classified as "held for investment" at December 31, 1992.

The mix of securities held changed during 1993, with continued increased emphasis on Treasury securities and less focus on mortgage-backed securities and adjustable rate preferred stock. During 1993, the Company sold its remaining position in preferred stock. Obligations of U. S. government agencies, municipalities, and corporations continued to represent significant, balanced portions of the portfolio.

The following table details the book value of the Company's investment securities at December 31, 1993, 1992, and 1991:

                                            December 31,
                                     ----------------------------
                                      1993     1992      1991
                                     ----------------------------
                                           (in thousands)
U.S. Treasury securities               $54,310   $27,338   $9,905
U.S. government agency obligations      20,211    19,059   17,017
Obligations of states and political
   subdivisions                         25,368    23,691   16,858
Mortgage-backed securities              23,996    50,127   66,663
Corporate bonds and notes               28,885    24,109   16,582
Marketable equity securities               244     4,581   13,488
Other securities                             -       285      274
Valuation allowance on marketable
   equity securities                       (21)     (733)  (2,059)
                                      ----------------------------
                                      $152,993  $148,457 $138,728
                                      ============================


The following table shows the maturity distribution of the book value of the Company's investment securities and weighted average yields of such securities on a fully taxable equivalent basis, at December 31, 1993, with a comparative total for 1992:


                                                After One         After Five
                                    Within      But Within        But Within          After         No Fixed
                                    One Year    Five Years        Ten Years        Ten Years        Maturity          Total
                                ------------------------------------------------------------------------------------------------
                                 Amount  Yield  Amount   Yield   Amount   Yield   Amount  Yield   Amount  Yield   Amount     Yield
                                ------------------------------------------------------------------------------------------------
                                                                          (in thousands)
U.S. Treasury securities        $10,016   4.68%   $40,245  5.53%  $4,049    5.59%   $  -       -%    $   -     -%   $54,310   5.38%
U.S. government agency
    obligations                       -      -     14,760  5.04    5,451    7.18      -       -          -      -     20,211   5.62
Obligations of states and
    political subdivisions       23,117    5.05      1,070  8.42      592    9.89    589   10.19         -     -     25,368   5.43
Mortgage-backed securities (1)    5,980    7.04     14,268  7.23    2,844    7.36    904    7.41         -     -     23,996   7.20
Corporate bonds and notes         3,959    5.20     22,097  5.29    2,829    4.51      -       -         -     -     28,885   5.20
Marketable equity securities          -       -          -     -        -       -      -       -       223  2.77        223   2.77
                                 ------             ------          ------           ------         ------          -------
                                $43,072    5.26%   $92,440  5.69%  $15,765   6.43%  $1,493   8.51%  $  223  2.77%  $152,993  5.67%
                                 ======             ======          ======           ======          ======         =======
Comparative amounts at
     December 31, 1992          $50,057    6.04%  $67,364   6.25%  $26,243   7.83%  $  660  10.19%  $4,133  8.74%  $148,457  6.54%

[FN]
(1) Maturities of mortgage-backed securities are based on mortgage loan
				prepayment assumptions

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company will adopt this statement on January 1, 1994. Upon adoption, the Company will record a net estimated increase in stockholders' equity of $965,000 to reflect the unrealized gain, net of estimated tax effect, in the portfolio of securities available for sale. Future changes in net unrealized gains or losses will be applied to this valuation account.

DEPOSITS

During 1993, total deposits averaged $1,030.8 million, up from the $1,021.8 million in 1992. Noninterest-bearing demand deposits averaged $141.7 million, up $10.4 million from $131.3 million in 1992. Possibly reflecting disintermediation from insured but lower-yielding bank deposits into higher-yielding uninsured nonbank investments, savings and time deposits under $100,000 decreased $12.5 million, or 1.5%, to $821.9 million for 1993.
Deposit products in this group which saw growth were interest bearing transaction accounts (money market accounts and N.O.W. accounts) and regular savings accounts, while time accounts (retirement and certificates of deposit) declined. This shift in product mix reflects customers' preference to hold investments without specific maturities in a time of low, but possibly rising, interest rates. The Company has a number of institutional customers whose investment needs frequently are met by offering certificates of deposit over $100,000. During 1993, the average balance in this category increased to $67.2 million, from $56.1 million for 1992. Depositors in this category tend to seek bids regularly, and the Company raises or lowers the interest rates it offers depending on its liquidity needs and on its investment opportunities.

The following table shows average daily balances of the Company's deposits for the periods indicated:

                                           Years Ended December 31,
                                         ------------------------------
                                          1993					  1992						1991
                                         ------------------------------
                                                (in thousands)
Demand deposits                           $141,740   $131,282   $123,813
Savings and time deposits under $100,000   821,852    834,431    792,612
Certificates of deposit $100,000 and over   67,247     56,114     75,592
                                         ---------------------------------
                                        $1,030,839 $1,021,827   $992,017
                                         =================================

The Company's outstanding certificates of deposit and other time deposits in denominations of $100,000 and over at December 31, 1993 and 1992 had maturities as follows:


                                        December 31,
                                     ------------------
                                     1993         1992
                                     --------------------
                                      (in thousands)
Three months or less                  $71,118      $72,459
Over three months to six months        11,673        8,587
Over six months to twelve months        6,011       12,473
Over twelve months                      5,117        3,524
                                       -------------------
                                      $93,919      $97,043
                                       ===================

SHORT-TERM BORROWINGS

During 1993, short-term borrowings averaged $36.9 million, down $12.2 million from the $49.1 million posted in 1992. This funding consists of borrowings from the U.S. Treasury, securities sold under agreements to repurchase, and Federal funds purchased. Treasury borrowings averaged $25.8 million for 1993 compared with $22.4 million during 1992. Treasury funding is attractive to the Company because the rate of interest paid on borrowings floats at 25 basis points below the Federal funds rate, there are no reserve requirements, and there are no FDIC insurance costs. Repurchase agreements averaged $11.0 million for 1993, down from the $25.2 million posted during 1992. These borrowings have neither reserve requirements nor FDIC insurance costs.
U.S. Treasury and agency securities, mortgage-backed securities, and residential mortgage loans are pledged as collateral for the Treasury borrowings and repurchase agreements. Federal funds purchased averaged $167,000 for 1993 compared with $1.4 million for 1992.

CAPITAL RESOURCES

The Company's capital forms the foundation for maintaining investor confidence as well as for developing programs for growth and new activities. The Company continued to maintain and build on its capital position during 1993. At December 31, 1993, capital stood at $97.7 million, up from $87.0 million at December 31, 1992. Earnings of $11.0 million and a $712,000 improvement in the valuation allowance on marketable equity securities combined to increase the capital position during 1993. Common stock and treasury stock issued in connection with benefits plans added $201,000 to capital. Dividend payments for the year totaled $1.2 million. The capital position had increased during 1992 due to earnings of $7.2 million, a $1.3 million improvement in the valuation allowance on marketable equity securities, and $142,000 from stock issued. Dividends of $826,000 were paid during 1992.

Both the Board of Governors of the Federal Reserve System (the "FRB") and the Federal Deposit Insurance Corporation (the "FDIC") have defined leverage
capital requirements.   At December 31, 1993, the Company's leverage capital
ratio (which is calculated pursuant to the FRB's regulations) was 8.13%, and the Bank's leverage capital ratio (which is calculated pursuant to the FDIC's regulations) was 7.95%. The ratios in 1992 were 7.30% and 7.06%, respectively.

Additionally, the FRB and the FDIC have a risk-based capital standard. Under this measure of capital, banks are required to hold more capital against certain assets, such as commercial loans, than against other assets, such as residential mortgage loans and U.S. Treasury securities. Further, off-balance sheet items such as unfunded loan commitments and standby letters of credit, are included for the purposes of determining risk-weighted assets. Commercial banking organizations are required to have total capital equal to 8% of risk-weighted assets, and Tier 1 capital -- consisting of common stock and certain types of preferred stock -- equal to at least 4% of risk-weighted assets. Tier 2 capital, included in total capital, includes the allowance for possible loan losses up to a maximum of 1.25% of risk-weighted assets. At December 31, 1993, the Company's risk-based capital ratio was 12.41% and its Tier 1 capital, consisting entirely of common stock, was 11.05%.

On December 19, 1992, new FDIC regulations pertaining to capital adequacy became effective. These regulations, which apply to the Bank, require a minimum 3% leverage capital ratio for those institutions with the most favorable composite regulatory examination rating. In addition, a 4% Tier 1 risk-based capital ratio, and an 8% total risk-based capital ratio are required for a bank to be considered adequately capitalized. Leverage, Tier 1 risk-based, and total risk-based capital ratios exceeding 5%, 6%, and 10%, respectively, qualify a bank for the "well-capitalized" designation. At December 31, 1993, the Bank's leverage capital ratio was 7.95%, its Tier 1 risk-based capital ratio was 10.81%, and its total risk-based capital ratio was 12.17%, placing the Bank in the highest capital category. Capital ratios in excess of minimum requirements indicate capacity to take advantage of profitable and credit-worthy opportunities as they occur in the future.

The following table presents capital components and ratios of the Company at December 31, 1993, 1992, and 1991:

                                       December 31,
                          ---------------------------------------
                              1993          1992          1991
                          ---------------------------------------
                                      (in thousands)
LEVERAGE
Stockholders' equity       $   97,711   $   87,019     $   79,159
Total average assets (1)    1,202,575 	  1,192,092			   1,153,984
Leverage capital ratio           8.13%        7.30%          6.86%

RISK-BASED:
Capital components:
  Tier 1                  $    97,711    $  87,019     $   79,159
  Tier                        211,049       11,277         13,906
                          -----------------------------------------
Total                     $   108,760    $  98,296     $   93,065
                          =========================================
Risk-weighted assets:
  On-balance sheet        $   819,735    $ 844,179      $ 862,099
  Off-balance sheet            64,180       58,593         65,530
                          -----------------------------------------
                          $   883,915    $ 902,772      $ 927,629
                          =========================================
Ratios:
Tier 1                          11.05%        9.64%          8.53%
Total (including Tier 2)        12.41        10.95          10.04


[FN]
(1) Average assets are for the most-recent quarter

LIQUIDITY AND RATE SENSITIVITY

The Company's liquidity and rate sensitivity are monitored by the Bank's asset and liability committee. This committee meets weekly to review and direct the Bank's lending and investment activities, as well as its deposit-gathering functions.

The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets t to cash at a reasonable price. At December 31, 1993, the Company maintained cash and cash equivalents of $195.1 million, compared with $129.3 million at the end of 1992. During 1993, the Company continued to be an average daily net seller of Federal funds.

Interest rate sensitivity is managed by the Bank's asset and liability committee whose goals include achieving adequate and stable interest income. One of the tools used to measure rate sensitivity is the funds gap. The funds gap is defined as the amount by which a bank's rate sensitive assets exceed its rate sensitive liabilities. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This indicates that a greater volume of assets than liabilities will reprice during a given period. This mismatch will improve earnings in a rising rate environment and inhibit earnings when rates decline. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the gap is referred to as negative and indicates that a greater volume of liabilities than assets will reprice during the period. In this case, a rising rate environment will inhibit earnings and declining rates will improve earnings.

Notwithstanding this general description of the effect on income of the gap position, it may not be an accurate predictor of changes in net income. Due to the continued decline in interest rates in 1993, the Company continued to reduce gradually the rates on deposit accounts. These actions significantly mitigated the effects of its positive gap position.

The following table shows the amounts of interest-earning assets and interest-bearing liabilities at December 31, 1993 which reprice during the periods indicated:

                                                            Repricing Date
                                   --------------------------------------------------------------
                                                                Over
                                     One Day       Over Six     One Year     Over
                                     To Six        Months To    To Five      Five
                                     Months        One Year     Years        Years      Total
                                   ----------------------------------------------------------------
                                                            (in thousands)
Interest-earning assets:
Loans:
  Commercial                         $83,868       $3,366        $12,072      $8,416     $107,722
Real estate:
  Commercial and construction         176,175        5,557					   23,191				 	14,675	     219,598
  Residential				 																				131,110					  92,879        48,987      55,189      328,165
Home equity                            69,849            -             -           -       69,849
Consumer                               83,900       10,805        30,056         465      125,226
                                     --------------------------------------------------------------
Total loans                           544,902      112,607       114,306      78,745      850,560
Investment securities                  28,820       20,263        94,710       9,200      152,993
Interest-bearing cash equivalent       89,592            -             -           -	      89,592
                                      ---------------------------------------------------------------
  Total interest-earning assets       663,314      132,870       209,016      87,945    1,093,145
Interest-bearing liabilities:
Certificates of deposit
		$100,000 and over                    51,512        6,011         5,117           -       62,640
Other time deposits (1)               367,800       71,073        79,876           -      518,749
Short-term borrowings                  79,078            -             -           -       79,078
                                      ---------------------------------------------------------------
Total interest-bearing liabilities    498,390       77,084        84,993           -      660,467
                                      ---------------------------------------------------------------
Net interest rate sensitivity gap    $164,924      $55,786      $124,023     $87,945     $432,678
                                      ================================================================
Cumulative gap at December 31, 1993  $164,924     $220,710      $344,733    $432,678
Cumulative gap at December 31, 1992   164,963      195,647       324,609     424,359

[FN]
(1) Regular savings deposits and N.O.W. accounts of $294.1 million at
    December 31, 1993, and $283. 8 million at December 31, 1992, are not
				included because repricing of these liabilities is not required nor defined

The following table shows schelduled maturites of selected loans at December 31, 1993:

                                            Less     One Year    Over
                                          Than One   To Five     Five
                                            Year     Years       Years     Total
                                          ---------------------------------------------
                                                         (in thousands)
Predetermined rates:
  Commercial                                 $5,947    $12,022     $8,414     $26,383
  Commercial real estate and construction    10,749     23,068     10,705      44,522
                                           ---------------------------------------------
                                             16,696     35,090     19,119      70,905
                                           =============================================
Floating or adjustable rates:
  Commercial                                 23,155     40,311     17,873      81,339
  Commercial real estate and construction    52,835     84,298     37,943     175,076
                                            ---------------------------------------------
                                            $75,990   $124,609    $55,816    $256,415
                                            ============================================


RESULTS OF OPERATIONS

NET INTEREST INCOME

For 1993, net interest income was $50.2 million, up $4.5 million from the 1992 level. On a fully taxable equivalent basis, net interest income increased $4.0 million from 1992 to 1993. These increases were caused by lower deposit rates, lower levels of interest-bearing liabilities, and higher levels of interest-earning assets, which more than offset the lower yields on loans and investments. In 1992, net interest income increased $3.6 million over the 1991 level. Fully taxable equivalent net interest income also increased $3.5 million from 1991 to 1992. Lower interest rates on loans and investments were substantially offset by declining deposit rates. However, the effect of higher volumes of earning assets significantly exceeded the cost attributed to higher interest-bearing liabilities.

The taxable equivalent net yield on earning assets for 1993 was 4.68%, up 33 basis points from 4.35% for 1992. The decline of 120 basis points in the cost of interest-bearing liabilities, mitigated by the compression caused by an increase in the portions of funding provided by non-interest bearing sources, more than offset the decline of 78 basis points in the yield on earning assets. The 1992 net yield was up 13 basis points from the 4.22% reported for 1991. Sharply declining interest rates, with little change in the proportion of interest-bearing funding, caused the improvement.



The following table presents an analysis of average rates and yields on a fully taxable equivalent basis for the years indicated:


                                                     1993
                                        --------------------------------
                                                  Interest     Average
                                         Average  Income       Yield
                                         Balance  Expense (1)  Rate
                                        ---------------------------------
                                                 (in thousands)
ASSETS
Interest-earning assets:
  Loans                                   $859,195  $69,310       8.07%
  Industrial revenue bonds (3)              11,408      956       8.38
  Investments:
    Taxable                                170,975    8,015       4.69
    Tax-favored debt securities             35,872    1,837       5.12
    Tax-favored equity securities            4,952      304       6.14
  Interest-bearing deposits in banks         2,319       74       3.19
  Federal funds sold                         6,809      193       2.83
                                           -------		-------
      Total interest-earning assets      1,091,530   80,689       7.39
Noninterest-earning assets                  98,924  -------
Allowance for possible loan losses         (17,645)
                                         ----------
      Total assets                      $1,172,809
                                         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings and interest-bearing
    transactional accounts               $495,595    12,207       2.46
  Certificates of deposit
    $100,000 and over                      67,247     2,452       3.65
  Other time deposits                     326,257    13,211       4.05
                                        ---------   -------
      Total interest-bearing deposits     889,099    27,870       3.13
Short-term borrowings                      36,879     1,704       4.62
Long-term debt                                  7         -       8.00
                                         ---------
      Total interest-bearing liabilities  925,985    29,574       3.19
                                         ---------
Noninterest-bearing liabilities:
  Demand deposits                         141,740
  Other liabilities                        12,271
                                         ---------
      Total liabilities                 1,079,996
Stockholders' equity                       92,813
                                        ----------
      Total liabilities and
         stockholders' equity          $1,172,809
                                       ==========
Net interest income                                  $51,115
                                                     =======
Interest rate spread                                               4.20%
Net yield on earning assets                                        4.68

                                                        1992
                                          --------------------------------
                                                      Interest    Average
                                           Average    Income/     Yield/
                                           Balance    Expense (1) Rate (1)
                                          ---------------------------------
                                                    (in thousands)
ASSETS
Interest-earning assets:
  Loans                                      $846,697   $74,260     8.77%
  Industrial revenue bonds (3)                 12,957     1,153     8.90
Investments:
     Taxable                                  151,974     8,695     5.72
     Tax-favored debt securities               28,195     2,052     7.28
    Tax-favored equity securities              29,592     1,675     5.66
  Interest-bearing deposits in banks            8,938       356     3.98
  Federal funds sold                            3,729       181     4.85
                                            ----------   -------
      Total interest-earning assets         1,082,082    88,372     8.17
                                                         -------
Noninterest-earning assets                    104,506
Allowance for possible loan losses            (15,528)
                                            -----------
      Total assets                         $1,171,060
                                            =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings and interest-bearing
    transactional accounts                   $464,900     16,209     3.49
  Certificates of deposit
    $100,000 and over                          56,114      2,708     4.83
  Other time deposits                         369,531     19,994     5.41
                                             ---------   --------
      Total interest-bearing deposits         890,545     38,911     4.37
Short-term borrowings                          49,056      2,167     4.42
Long-term debt                                  2,034        222    10.91
                                             ---------	  	--------
      Total interest-bearing liabilities      941,635     41,300     4.39
                                             ---------
Noninterest-bearing liabilities:
  Demand deposits                             131,282
  Other liabilities                            14,623
                                             ----------
      Total liabilities                     1,087,540
Stockholders' equity                           83,520
                                             ----------
      Total liabilities and
        stockholders' equity               $1,171,060
                                            =========
Net interest income                           $47,072
                                               ======
Interest rate spread                                                 3.78%
Net yield on earning assets                                          4.35


                                                    1991
                                        -------------------------------
                                        Interest    Average     Average
                                        Average     Income/					Yield/
                                        Balance     Expense (1)	Rate (1)
                                        --------------------------------
                                                  (in thousands)
ASSETS
Interest-earning assets:
  Loans (2)                               $828,953   $85,243      10.28%
  Industrial revenue bonds (3)              13,630     1,597      11.72
Investments:
  Taxable                                  109,601     8,523       7.78
  Tax-favored debt securities               24,953     2,293       9.19
  Tax-favored equity securities             12,658     1,489      11.76
Interest-bearing deposits in banks          26,366     1,424       5.40
Federal funds sold                          17,666     1,019       5.77
                                           -------   -------
      Total interest-earning assets      1,033,827   101,588       9.83
                                                     -------
Noninterest-earning assets                  96,067
Allowance for possible loan losses         (14,150)
                                         -----------
      Total assets                      $1,115,744
                                         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings and interest-bearing
     transactional accounts               $323,746    17,122       5.29
  Certificates of deposit
     $100,000 and over                      75,592     5,336       7.06
  Other time deposits                      468,866    33,397       7.12
                                          ---------  ---------
      Total interest-bearing deposits      868,204    55,855       6.43
Short-term borrowings                       32,012     1,847       5.77
Long-term debt                               2,473       270      10.91
                                           --------  --------
      Total interest-bearing liabilities   902,689    57,972       6.42
                                                     --------
Noninterest-bearing liabilities:
  Demand deposits                          123,813
  Other liabilities                         14,766
                                         ----------
      Total liabilities                  1,041,268
Stockholders' equity                        74,476
                                         ---------
      Total liabilities and
        stockholders' equity            $1,115,744
                                         =========
Net interest income                        $43,616
                                            ======
Interest rate spread (4)                                           3.41%
Net yield on earning assets (5)                                    4.22

[FN]
(1) On a fully taxable equivalent basis. Calculated using a Federal income tax rate of 35% for 1993 and 34% for 1992 and 1991
(2) Includes nonperforming loans
(3) Industrial revenue bonds are included in loans in the consolidated financial statements
(4) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities
(5) Net yield on earning assets is net interest income divided by total interest-earning assets

The following table attributes changes in the Company's net interest income (on a fully taxable equivalent basis) to changes in either average daily balances or average rates. Changes due to both interest rate and volume have been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                                           1993 compared with 1992
                                     -------------------------------------
                                      Increase (Decrease)
                                     Due to Change in:       Total
                                     Average     Average     Increase
                                     Rate        Balance     (Decrease)
                                     --------------------------------------
                                              (in thousands)
Interest income:
  Loans, including fees                ($6,032)    $1,082      ($4,950)
  Industrial revenue bonds                 (65)      (132)        (197)
  Investments:
    Taxable                             (1,687)     1,007         (680)
    Tax-favored debt securities           (694)       479         (215)
    Tax-favored equity securities          131     (1,502)      (1,371)
  Interest-bearing deposits in banks       (60)      (222)        (282)
  Federal funds sold                       (96)       108           12
                                      ---------------------------------------
Total interest income                   (8,503)       820       (7,683)
Interest expense:
  Savings and interest-bearing
      transactional accounts            (5,015)     1,013       (4,002)
  Certificates of deposit $100,000
       and over                           (734)       478         (256)
  Other time deposits                   (4,629)    (2,154)      (6,783)
                                      ---------------------------------------
      Total deposits                   (10,378)      (663)     (11,041)
  Short-term borrowings                     96       (559)        (463)
  Long-term debt                          (111)      (111)        (222)
                                      ---------------------------------------
      Total interest expense           (10,393)    (1,333)     (11,726)
                                      ---------------------------------------
Change in net interest income           $1,890     $2,153       $4,043
                                      ========================================



                                             1992 compared with 1991
                                          -------------------------------
                                           Increase (Decrease)
                                          Due to Change in:       Total
                                          Average      Average    Increase
                                          Rate         Balance   (Decrease)
                                         ---------------------------------
                                                  (in thousands)
Interest income:
  Loans, including fees                   ($12,774)     $1,791     ($10,983)
  Industrial revenue bonds                    (368)        (76)        (444)
Investments:
    Taxable                                 (2,606)      2,778          172
    Tax-favored debt securities               (515)        274         (241)
    Tax-favored equity securities           (1,061)      1,247          186
  Interest-bearing deposits in banks          (304)       (764)      (1,068)
  Federal funds sold                          (140)       (698)        (838)
                                            ---------------------------------
      Total interest income                (17,768)      4,552      (13,216)
Interest expense:
  Savings and interest-bearing
     transactional accounts                 (6,950)      6,037         (913)
  Certificates of deposit $100,000
      and over                              (1,448)     (1,180)      (2,628)
  Other time deposits                       (7,124)     (6,279)     (13,403)
                                            ----------------------------------
      Total deposits                       (15,522)     (1,422)     (16,944)
  Short-term borrowings                       (503)        823          320
  Long-term debt                                 -         (48)         (48)
                                            ----------------------------------
      Total interest expense               (16,025)       (647)     (16,672)
                                            ----------------------------------
Change in net interest income              ($1,743)     $5,199       $3,456
                                            ==================================


PROVISION FOR POSSIBLE LOAN LOSSES

The Company provides for possible loan losses using the allowance method.
The allowance for possible loan losses is increased by provisions charged against current earnings. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

The allowance is the amount management believes is necessary to absorb possible loan losses based on evaluations of collectibility and prior loan loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Management believes that the allowance for possible loan losses is adequate. While management uses available information to assess possible losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies periodically review the Company's allowance for possible loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgements different from those of management.

The provision for possible loan losses totaled $6.6 million in 1993, $7.5 million in 1992, and $8.8 million in 1991.
(See "Allowance for Possible Loan Losses")

NONINTEREST INCOME AND NONINTEREST EXPENSE

Noninterest income was $24.3 million in 1993, up from $21.1 million reported for 1992. Trust department income, at $4.0 million, declined slightly from the 1992 level. Trust was largely successful during 1993 in rebuilding approximately 9% of its revenue base which had been diminished due in large part to the successful disposition of a large bankruptcy trust during 1992. Service charges on deposit accounts rose on a year to year basis; in 1993, $4.2 million of income was recorded compared with $3.9 million in 1992. The improvement reflects higher levels of activity in deposit accounts, a larger proportion of accounts for which fee-based services were provided, and the effect of lower interest rates generating lower levels of credit on deposit balances used to offset service charges. The Company sold $20.3 million in securities during 1993, reporting a net gain of $130,000. During 1992, a net loss of $235,000 was reported, including a $100,000 reduction in the carrying value of certain marketable equity securities.

The Company's mortgage banking activities continued to grow in 1993. The VerBanc acquisition included a wholesale mortgage division which originates residential mortgage loans through downstream correspondents, brokers, and agents. Through this unit, the Company is enhancing its penetration of the overall residential mortgage market. As has been the case for Chittenden, the VerBanc unit has retained servicing on the mortgages it has sold. Total servicing revenue was $1.0 million in 1993, up 105% from the level posted in 1992. These amounts are net of significant accelerated write-downs of excess deferred excess servicing premiums amounting to $1.0 million in 1993 and $1.1 million in 1992. At December 31, 1993, the entire amount of the deferred servicing asset had been amortized as a result of an accelerated level of prepayments. Residential mortgage loan sales activity continued to be very strong in 1993 (see "Loans"). The Company did not alter its stated strategy of selling substantially all of its residential mortgage loan production. Market demand for mortgage financing due to declining interest rates resulted in brisk origination and sales of mortgage loans. Gains on sales of mortgage loans totaled $5.8 million, up from $4.8 million in 1992.

Income related to credit card activities includes fees related to the issuance of credit cards and interchange revenue generated when credit card transactions are processed through the Company's merchant customers. These activities generated income of $5.7 million in 1993, up from $4.4 million in 1992. Other noninterest income decreased $77,000, to $3.6 million in 1993. This amount r epresents over thirty categories of fee income. The largest decline was in Canadian exchange, down $110,000 to $313,000, due to a lower level of cross-border traffic in 1993.

For 1992, noninterest income was $21.1 million, up $2.6 million from the 1991 level. Trust department revenue was up $365,000 due to higher levels of activity, particularly investment management relationships. Service charges on deposit accounts rose $178,000, or 5%, due to higher levels of fee-based activity and an increase in the total number of accounts serviced by the Company. Net losses on sales of investment securities, at $235,000, improved by $299,000 from the 1991 level. Mortgage servicing income declined by $659,000, to $486,000, reflecting primarily an increase in the amortization of deferred excess servicing premiums from $182,000 in 1991 to $1.1 million in 1992. Gains on sales of mortgage loans totaled $4.8 million, up from $2.3 million in 1991, as refinancing activity accelerated. Income from credit card activities was up $63,000, to $4.4 million in 1992. Other noninterest income of $3.7 million decreased by $113,000.

Noninterest expense for 1993 totaled $51.1 million, up 3% from the $49.6 million recorded in 1992. Salaries of $17.0 million were up $320,000, or 2%, from the $16.7 million reported in 1992. The increase of 15% in employee benefits reflects primarily higher medical insurance expenses and incentive compensation accruals related to performance.

In 1993 the Company adopted, prospectively, Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other
Than Pensions. This accounting standard requires that the expected cost of postretirement benefits be charged to expense during the years that the employees render services. The Company has elected to amortize the unfunded benefit obligation of $1.7 million that was measured at January 1, 1993, over a period of 20 years. The effect of this change was to increase the expense related to postretirement benefits by approximately $100,000 in 1993. In
1994, the Company will implement Statement of Financial Accounting Standards
No. 112, Employers' Accounting for Postemployment Benefits. Its implementation is not expected to have a material effect on the Company's financial statements.

Occupancy expense increased less than 2%, to $5.9 million in 1993. Increases in employee and occupancy expenses were mitigated by efficiencies realized from the in-market acquisition of VerBanc.

FDIC insurance premiums increased $298,000 from the 1992 level to $2.6 million in 1993. This increase was due to higher deposit levels during the year.

Expenses associated with OREO decreased substantially from 1992. During 1993, $1.5 million was recorded in this area, of which $1.3 million represented provisions for declines in the market values of properties held or substantively repossessed. In 1992, OREO expenses amounted to $2.7 million. It is the Company's intent to sell such real estate as soon after acquisition as is feasible.

Expenses, excluding salaries, occupancy and overhead allocations, directly related to the processing of credit card transactions totaled $3.8 million in 1993, up from $3.0 million in 1992. This increase is primarily volume-related.

Total other noninterest expense of $14.7 million was $480,000 higher than the 1992 level. This increase is more than accounted for by one-time costs related to the acquisition of VerBanc.

Noninterest expense for 1992 was $49.6 million, up from $45.8 million in 1991. Salaries of $16.7 million were up $118,000, or less than 1%, from the 1991 level.The increase of 8% in employee benefits reflects higher medical insurance expenses and incentive bonus accruals related to performance. FDIC insurance premiums were $2.3 million, an increase of $232,000 from the 1991 level. This increase reflects higher insurance premium rates and higher average levels of insured deposits. Expenses associated with OREO were up $1.8 million from 1991, to $2.7 million. A substantial amount of the increase represented provisions for declines in the market values of properties held. Direct credit card expenses increased $98,000, reflecting higher volumes. Total other noninterest expense of $14.3 million was $917,000 higher than the 1991 level. This increase was attributable to primarily legal and professional, data processing, and marketing expenses.

INCOME TAXES

For 1993, the Federal income tax provision amounted to $5.2 million. This compares with an income tax provision of $2.4 million for 1992 and $1.2 million for 1991. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which recognizes income taxes under the asset and liability method. Prior to 1993, the Company recognized taxes under the deferred method, whereby annual income tax expense was matched with pretax accounting income by providing deferred taxes at current rates for timing differences between income reported for accounting purposes and income reported for tax purposes. Under the new, asset and liability method, deferred tax assets and liabilities are established for temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Company's deferred tax asset is reviewed quarterly and adjustments, based on management's judgments as to the realizability of this asset, are recognized in the provision for income taxes. The cumulative effect of adopting this change in accounting principle was a one-time charge of $575,000.

The effective tax rates for 1993, 1992, and 1991 were 31.1% (excluding the cumulative effect charge), 25.3%, and 21.1%, respectively. During 1993, the Company's statutory Federal corporate tax rate was 35%. During 1992 and 1991, the statutory Federal tax rate was 34%. The Company's effective tax rates differed from the statutory rates primarily because of the proportion of interest income from state and municipal securities and corporate dividend income which are wholly or partially exempt from Federal taxation.


DIRECTORS AND OFFICERS
CHITTENDEN CORPORATION

DIRECTORS               CHITTENDEN COUNTY        Larry J. Baxter
                        Philip A. Kolvoord       Vice President
                        Chair                    and Chief Auditor
                        Kevin J Endres           Eugenie J. Fortin
                        Ramon J. Lawrence        Assistant Corporate Secretary
Frederic H. Bertrand    Michael G. LeBoeuf       CHITTENDEN BANK OFFICERS
David M. Boardman       Richard T. Mazza         Barbara W. Snelling
Paul J. Carrara         Clinton C. Morse, Jr.    Chair, Board of Directors
Eugene P. Cenci         Thomas L. Soules         Paul A. Perrault
Robert E. Cummings, Jr. Janet K. Stackpole       President and Chief Executive
Marvin B. Gameroff      J. Larry Williams        Officer
Philip A. Kolvoord                               AUDIT
Maureen A. McNamara     MOUNTAIN REGION          Larry J. Baxter
Paul A. Perrault        Pall D. Spera            Vice President and Chief
President and           Chair                    Auditor
Chief Executive Officer Frederic H. Bertrand     COMMERCIAL AND
James C. Pizzagalli     Lawrence P. Heney        GOVERNMENT BANKING
Barbara W. Snelling     M. Richard Jamieson      John W. Kelly
Chair                   Edward E. Steele         Executive Vice President
Pall D. Spera           Anthony B. Thompson      Larry D. MacKinnon
Martel D. Wilson, Jr.   Donald M. Walker         Senior Vice President
                                                 Corporate Banking
                        NORTH EAST REGION        Sylvia T. MacKinnon
DIRECTORS EMERITI       NEWPORT/NORTH TROY       Vice President, Private Banking
Howard A. Allen, Jr.    Durward W. Starr         Frank D. Romano
Malcolm I. Benton       Sub-Regional Chair       Vice President
Edward R. Eurich        Constance D. Daigle      Government Banking
William W. Freeman      Charles C. Horvath       Michael L. Seaver
Edwin B. Gage                                    Vice President,
J. Robert Goodrich      NORTH WEST REGION        Corporate Banking
Norman H. Greenberg     SWANTON/ALBURG           Sarah P. Slatter
Frank J. Heinrich       Rene J. Fournier         Senior Vice President,
Robert D. Horton        Lorraine P. Mumley       Business Banking
George E. Little, Jr.   Charles E. Prouty        Charles J. Stone, Jr.
H. Gordon Page, M.D.    George E. Spear, II      Vice President,
Horace U. Ransom, Jr.                            Specialized Industries
Ernest H. Royal         RUTLAND REGION
Webster S. Thompson     Martel D. Wilson, Jr.    COMMUNITY
Hilton A. Wick          Chair                    BANKING
                        Philip E. Alderman       Danny H. O'Brien
                        Joseph W. Kozlik         Senior Vice President
BRANCH ADVISORY BOARDS                           J. Bruce Foust
Addison Region                                   Vice President,
Paul J. Carrara         CHITTENDEN CORPORATION   Branch Administrator
Chair                   OFFICERS                 Katharine L. Hinman
Harland E. Bodette      Barbara W. Snelling      Vice President,
James R. Cartmell       Chair, Board of Directors Branch Commercial
George W. Foster        Paul A. Perrault         Loan Administrator
Ronald D. Gardner       President and            C. Lynn Medeiros
Edwin R. Grant          Chief Executive Office   Assistant Vice President,
James D. Ross           Lawrence W. DeShaw       Sales Manager
                        Executive Vice President Bonnie L. Rivers
BENNINGTON REGION       William R. Heaslip       Vice President,
Robert E. Cummings, Jr. Executive Vice President Branch Administrator
Chair                   John W. Kelly            Stuart F. Silloway, Jr
Dean F. Hanson          Executive Vice President Senior Vice President,
William J. Haynes       Nancy Rowden Brock       Business Development
Charles H. Mather       Treasurer                Administrator
Kelton B. Miller        F. Sheldon Prentice
                        Secretary

CORPORATE SECRETARY          Gordon W. Carroll         TREASURY
F. Sheldon Prentice          Assistant Vice President, Nancy Rowden Brock
Senior Vice President,       Item Processing Services  Senior Vice President,
General Counsel and          Bruce W. Cote             Chief Financial Officer
Corporate Secretary          Assistant Vice President, and Treasurer
Paul A. Benoit               Loan Accounting Services  Alan A. Fay
Vice President,              Paul J. Hamlin            Assistant Vice President,
Counsel and                  Senior Vice President,    Treasury Services
Compliance Officer           Branch Operations         Frank P. Papillo
Richard A. Brownell          Robert D. Hofmann         Vice President and
Counsel                      Vice President,           Controller
Eugenie J. Fortin            Marketing                 TRUST AND INVESTMENT
Assistant Corporate Secretary,  Florence F. Izzo       William R. Heaslip
Stockholder Relations        Senior Vice President,    Executive Vice President
                             Deposit Services          Louis J. Beaulieu
CREDIT POLICY                Sarah P. Merritt          Senior Vice President,
AND ADMINISTRATION           Senior Vice President,    Personal Trust Services
John P. Barnes              	Human Resources           Jerry R. Condon
Senior Vice President and    Rand L. Stratton          Chief Investment Officer
Chief Credit Policy Officer  Vice President            Michael E. Gauding
Debra E. Cross               Commercial Services and   Assistant Vice President,
Vice President,              Captive Insurance         Trust Operations
Credit Administration                                  Deborah E. Prince
Michael C. Houle             CONSUMER CREDIT           Vice President,
Vice President,              Daniel G. Alcorn          Corporate Programs
Credit Review                Senior Vice President     Edward J. Wagner
and Administration           Ronald P. Bower           Vice President,
Donald D. Martin             Vice President,           Investment Services
Vice President,              Indirect Lending
Loan Resolution              Linda L. Dusablon          HEADQUARTERS
Rachel M. Sheridan           Assistant Vice President,  Chittenden Bank Building
Assistant Vice President,    Student Loans              Two Burlington Square
Credit Collections           Kathryn Goodchild          Mailing Address:
                             Assistant Vice President,  P.O. Box 820
MORTGAGE SERVICE CENTER      Consumer Loans      Burlington, Vermont  05402-0820
OF NEW ENGLAND               Sandra L. Smiel            (802) 658-4000
Richard J. Christensen       Assistant Vice President,
President                    Merchant Services
Debra A. Bauckman
Secondary Marketing          CHITTENDEN HOME
Sandra M. Lambert            MORTGAGE
Correspondent Lending        Catherine S. Blackwell
Alane G. Perkins             Assistant Vice President,
Vice President,              Manager of Residential
Loan Administration          Mortgage Department
and Accounting               Jennie H. Buchanan
                             Vice President,
OPERATIONS                   Manager of Secondary Market
AND ADMINISTRATION           Activities
Lawrence W. DeShaw           Carolyn S. Lyman
Executive Vice President     Vice President,
Christopher D. Bishop        Manager of Mortgage Originations
Vice President,
Facilities Management
Nancy J. Barnes
Vice President,
Payroll Services



The following table sets forth the range of the high and low prices for the Corporation's common stock for the last five years:

             1993          1992          1991        1990           1989
Quarter  High    Low    High   Low    High   Low   High   Low    High    Low
First    16.80   11.80  12.00  6.60   7.60   3.20  10.00  7.80   14.00   13.00
Second   17.60   15.20  13.20 10.20   7.40   5.20   8.20  5.80   14.00   12.60
Third    18.25   15.20  12.80 10.60  10.80   5.80   7.20  3.60   15.00   12.60
Fourth   19.00   17.00  13.00 11.20   9.00   5.40   6.00  3.80   13.00    8.60

Stockholder Information

Form 10-K

A copy of the Chittenden Corporation's Annual Report for 1993 (on Form 10-K), as filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, will be furnished free of charge to beneficial owners of the Corporation's stock upon request.

Chittenden Corporation Stock

The $1 par value common stock of Chittenden Corporation has been publicly traded on the over-the-counter market since November 14, 1974. As of December 31, 1993, there were 3,087 record holders of the Corporation's common stock.

The Corporation's stock is listed on NASDAQ, with the symbol CNDN, is included in additional over-the-counter securities lists, and is listed daily in the major newspapers.

For stockholder services and information, contact:

Stockholder Relations
Chittenden Corporation
P.O. Box 820
Burlington,VT  05402
(802) 660-1412

Chittenden Corporation is one-bank holding company registered as a Vermont corporation. Organized in 1971 and activated in 1974, Chittenden Corporation is the parent company of Chittenden Trust Company. Chittenden Bank is trade name for Chittenden Trust Company.

Annual Meeting

The Annual Meeting of the Stockholders of the Chittenden Corporation will be held on Wednesday, April 20, 1994 at 4:00 p.m. in Salon I of the Emerald Ballroom in the Sheraton Burlington Hotel and Conference Center, located at the intersection of Routes 2 (Williston Road) and 89 in South Burlington.

To find out about the wide range of products offered by Chittenden Bank, call our Customer Information Center at 1-800-545-2236.